Prospectus for

Keyport Life Insurance Company

125 High Street, Boston, Massachusetts 02110

Group and Individual Flexible Premium

Annuity Contracts

This Prospectus describes interests in group and individual deferred annuity contracts.

The Contracts

Keyport Life Insurance Company designed these contracts to provide retirement benefits for eligible individuals such as participants in certain trusts, plans or collective groups of employees. As required in certain states, the contract may be offered as an individual contract.

The contracts may be sold through banks or other depository institutions; however, they are not insured by the FDIC and are subject to certain investment risks including loss of principal amount invested. See page 16.

The General Account

The contracts are sold through our General Account. The contracts feature two types of owner sub-accounts: an interest sub-account and index sub-account. Each type may have varying durations. You may direct initial premium and subsequent premium payments to your sub-accounts. Index sub-accounts are increased or decreased by reference to Guaranteed Interest Rate Factors, which are applied to changes in the S&P 500 Index using a formula set forth in the contract. Interest is declared for interest sub-accounts at rates declared the first day of calendar month and guaranteed for that month.

Contract Facts and Features
o	The initial minimum premium payment is $5,000.

o	You may, subject to certain restrictions, make partial and total surrenders.

o	You may transfer values between Interest Sub-accounts and Index Sub-accounts at certain specified times.

o	The contract provides for a death benefit if the owner dies before the income date or if the annuitant dies before the income date and the owner is not a natural person.

o	You will receive an annual report showing values for each Sub-account.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus sets forth information a prospective contract owner should know before purchasing a contract. This prospectus should be retained for future reference. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not be lawfully made. No person is authorized by Keyport Life Insurance Company to provide information or make representations other than those contained in this Prospectus. Such unauthorized information should not be relied upon. Surrender of these securities at times other than the end of a term could result in the receipt of less than the contract owners premium payment(s).

We will file annual and quarterly reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can obtain copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the public reference room. Our SEC filings are also available to the public on the SEC Internet site (h ttp://www.sec.gov).

The date of this prospectus is May 1, 2001.

TABLE OF CONTENTS

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Summary of Contract Features

Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus before deciding to invest.

Types of Certificates - Allocated and Non-Allocated

Allocated and Non-Allocated Certificates are issued under Group Contracts. With an Allocated Certificate, each individual's interest is separately accounted for in a specific account established for that individual. Participants in Non-Qualified plans and certain Qualified Plans will be issued an Allocated Certificate evidencing interest in an Allocated Contract and will have a 100% vested interest in all values credited to the participant's Account.

Under certain Certificates issued with respect to Qualified Plans ("Non-Allocated Certificates"), however, a participant's interest may be vested in the Plan in which they are participating rather than in a Certificate. In such cases, the Certificate will usually be owned by the Trustee(s) of the Plan, and a single Account will be established and held on behalf of all participants in the Plan on a non-allocated basis. Each Account is further accounted for by establishing Sub-accounts.

Unless otherwise noted or the context so requires, all references to "Certificates" include Group Contracts, Allocated and Non-Allocated Certificates, Certificates issued thereunder, and Individual Contracts.

Purchase of the Certificate

The minimum Initial Premium is $5,000 for a participant under an Allocated Certificate. We must approve an Initial Premium of $500,000 or more. The Initial Premium must accompany the Certificate application for a participant under an Allocated Certificate but it need not accompany a Group Contract Application. The Initial Premium is the only premium payment required with respect to a particular Certificate. You may establish an Index Sub-account with a minimum premium payment, transfer, or Indexed Value upon renewal of $1,000. Eligible individuals may make Subsequent Premium payments of at least $1,000, however, we will not accept any payment within 10 years of the Income Date. (See "Enrollment Form and Premium Payments", page 10.)

Premium payments credited to a Certificate Owner's Account become part of our General Account assets. We own the General Account assets and intend to invest these payment amounts in U.S. Government securities and certain commercial debt securities having maturities generally matching the applicable Terms. We may also invest a portion of our assets in various instruments, including equity options, futures, forwards, and other instruments based on the S&P 500 Index to hedge our obligations with respect to Index Sub-accounts. We may buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge our exposure to changes in interest rates. (See "Investments by Keyport", page 21.)

You may allocate Initial Premium and Subsequent Premium payments to two types of Sub-accounts; Interest Sub-accounts, and Index Sub-account(s) of varying lengths. The Sub-accounts are the method used to keep track of your values accrued through the crediting of a declared interest rate on an Interest Sub-account, or accrued through the application of Index Increases or Index Decreases, and End-of-Term Adjustments on an Index Sub-account. You may establish only one Interest Sub-account to which all premium payments and transfers may be allocated. You may establish multiple Index Sub-accounts because each premium payment and transfer that is allocated to an Index Sub-account establishes a new Index Sub-account.

The Interest Sub-account

We credit interest to an Interest Sub-account at an interest rate we declare on the first day of each calendar month and guaranteed for that month (the "Declared Rate"). The Declared Rate will not be less than an effective annual rate of 3%. An Interest Sub-account has an Accumulated Value and a Surrender Value which we use to determine death benefits, transfer and surrender amounts, and annuity values. (See "Interest Sub-account", page 11.)

The Index Sub-accounts

Index Sub-accounts have both an Indexed Value and a Surrender Value. Interest credited to the Indexed Value ("Index Increases") or decreases in Indexed Value ("Index Decreases") may be subject to a minimum ("Floor") and a maximum ("Cap"). As long as there is a Floor and it is zero or greater, there will never be any Index Decreases. We calculate Index Increases or Index Decreases by reference to Guaranteed Interest Rate Factors, set and guaranteed at the beginning of the Term for the duration of the Term, which we apply to changes in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") using a formula set forth in the Certificate. If the publication of the S&P 500 Index is discontinued or the calculation of the S&P 500 Index is changed substantially, we will substitute a suitable index.

Any Index Increases are based on a percentage (Participation Rate) of the percentage increase in the S&P 500 Index since the beginning of the Term. We calculate and credit Index Increases proportionately over the selected Term on each Index Sub-account Anniversary. The total Index Increases that we may apply to an Index Sub-account during a Term are subject to a Cap and Floor, both of which we set and guarantee at the beginning of the Term. (See "Index Sub-accounts", page 12.)

If there is no Floor or the Floor is less than zero, and the S&P 500 Index at the first Sub-account Anniversary is less than it was at the beginning of the Term, we apply an Index Decrease to the Index Value of the Sub-account. If there is no Floor or the Floor is less than zero, and the S&P 500 Index at the first Sub-account Anniversary is equal to or higher than it was at the beginning of the Term, we will never apply an Index Decrease to the Indexed Value during that Term. We calculate Index Decreases using the same formula as we do to calculate Index Increases except that the Floor may limit the amount of any decrease. The Participation Rate determines the percentage of the decrease which we apply to the Indexed Value. We apply that decrease applied proportionately over the Selected Term. If there are subsequent Index Increases, we first offset those increases by the amount of the Index Decrease applied on each Sub-account Anniversary. If on a subsequent Sub-account Anniversary the S&P 500 Index value exceeds the S&P 500 Index value at the beginning of the Term, we no longer apply Index Decreases proportionately to the Indexed Value over the remaining Term and we credit only Index Increases going forward.

The amount of Index Increases we credit to an Index Sub-account may be more or less than the amount of interest we credit to an Interest Sub-account.

Index Sub-accounts also provide for a minimum value called the Surrender Value to be used in certain circumstances, instead of the Indexed Value, to calculate benefits. The Surrender Value of each Index Sub-account in its Initial Term is equal to:

o	90% of the premium payment allocated to that Index Sub-account or

o	100% of the amount transferred (See "Transfer of Values", page 18); plus

o	any Sub-account Anniversary Adjustment in Surrender Value (as described below); less

o	any partial surrender.

We credit interest to the net amount at an annual effective guaranteed rate of 3% per year. On each Sub-account Anniversary, we credit additional interest (i.e., a "Sub-account Anniversary Adjustment in Surrender Value") to an Index Sub-account's Surrender Value, so that the total interest credited to the Surrender Value during a Term will at least be equal to the Index Increases credited to that Index Sub-account.

The amount we use to calculate death benefits, surrender amounts, and annuity value of an Index Sub-account will never be less than the Surrender Value. If at the end of a Sub-account Term the Indexed Value is less than the Surrender Value of that Sub-account, we will credit interest to the Sub-account's Indexed Value so that it equals the Surrender Value. (See "Surrender Value", page 10, "Index Sub-accounts," page 12).

We may offer initial and subsequent Terms of one to ten years. We may discontinue offering Terms of certain lengths or offer Terms of other lengths from time to time. The Terms we offer for Initial Terms may differ from the Terms available upon renewal. We declare the Guaranteed Interest Rate Factors. They may vary depending on the duration of the Term. You should contact us to learn the Terms currently being offered.

Factors in Determining the Declared Rate and Guaranteed Interest Rate Factors

We will set the level of the Declared Rate for an Interest Sub-account and the Guaranteed Interest Rate Factors for Index Sub-accounts based upon a variety of factors, including the interest rates generally available on the types of instruments in which we will invest your premium payments, the length of the Term, regulatory and tax requirements, sales commissions and expenses we bear, general economic trends, and competitive factors.

Risk

If there is no Floor or the Floor is less than zero and the S&P 500 Index at the first Sub-account Anniversary is less than it was at the beginning of the Term, the Indexed Value of an Index Sub-account at the end of the first year could be less than the Initial Premium. Thereafter, increases in the S&P 500 Index will produce Index Increases that we first use to offset any prior Index Decreases at any one or all Sub-account Anniversaries. (See "Appendix A", Illustration No. 3)

Any payment or benefit, interest at the Declared Rate, and Index Increases we credit to Certificate Owner's Sub-accounts are based on guarantees we make. The initial and subsequent Declared Rate and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

If you make a partial surrender during a Term it will result in the loss of that portion of previously calculated, but not credited, Index Increases attributable to the amount surrendered, because Index Increases are credited and vested over the Term.

We make the final determination as to Declared Rate and Guaranteed Interest Rate Factors to be declared. We are unable to predict or guarantee future rates and factors.

Renewal of Terms

At the end of each Index Sub-account Term, a subsequent Term of the same duration will begin subject to the new Term's Guaranteed Interest Rate Factors. If you do not want a new Term of the same duration to begin, you may tell us within the 30-day period before the end of the Term. You will have the opportunity to transfer the Indexed Value to your Interest Sub-account or choose an Index Sub-account that has a Term of any duration then offered (See "Renewal Terms", page 15). However, no renewal will be allowed into a Term that extends beyond the Income Date or the maximum date allowed following your death or the death of a joint Certificate Owner, or Annuitant where the Certificate Owner is not a natural person. (See "Death Provisions", page 18.)

Surrenders: Partial or Total

You may make partial or total surrenders, subject to certain restrictions.

We do not allow partial surrenders if you have chosen an Index Sub-account and we issued the Certificate under a corporate or Keogh qualified plan established pursuant to the provisions of Section 401 of the Internal Revenue Code.

The minimum partial surrender amount is $250. After a partial surrender, there must be at least $4,000 combined Surrender Value remaining in the Certificate. Each Index Sub-account must maintain a minimum balance of $1,000 Surrender Value. There is no minimum balance for an Interest Sub-account.

Transfers

You may transfer any portion of the values of an Interest Sub-account to establish a new Index Sub-account at any time before the Income Date. The minimum amount you may transfer from an Interest Sub-account to an Index Sub-account is $1,000.

You may transfer the values of an Index Sub-account to an Interest Sub-account only at the end of the Index Sub-account's Term. (See "Transfer of Values", page 18).

Deferral of Payment

We may defer payment of any partial or total surrender for a period not exceeding six months from the date of receipt of a request for surrender or for the period permitted by state insurance law, if less. We would defer payment for a period greater than 30 days only under highly unusual circumstances. (See "Surrender Procedures", page 16.)

Annuity Period

On the Income Date, we will pay the designated Annuitant a series of annuity payments under an Annuity Option. The Annuity Option selected determines the timing and basis of the annuity payments. (See "Annuity Payment Provisions", page 20.)

Death Benefit

The Certificate provides for a death benefit if you die before the Income Date or if the Annuitant dies before the Income Date and the Certificate Owner is not a natural person. Within 90 days of the date of such death, the Designated Beneficiary may surrender the Certificate to us for:
o	the sum of the Accumulated Value of an Interest Sub-account, if any, plus

o	the greater of
(i)	the Indexed Value as adjusted for any proportionate credit for prior Index Increases and any partial surrenders (see "Death Provisions", page 18) or

(ii)	the Surrender Value, for all Index Sub-accounts, if any. If the Floor is greater than zero, (a) is the Indexed Value as of date of death less any subsequent partial surrenders.

For surrenders more than 90 days after the date of death for surrenders following the death of a Joint Certificate Owner, the Surrender Value of the Interest and Index Sub-account(s), will be payable instead.

Premium Taxes

We deduct the amount of any premium taxes levied by any state or governmental entity when the premium tax is actually paid, unless we elect to defer such deduction until the time of surrender or the Income Date. We cannot describe precisely the amount of premium tax payable on any transaction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, our status within such states, and the insurance tax laws of such states. Currently, such premium taxes range from 0% to 3.5%. For a schedule of such taxes, see Appendix C, at page 68 of this prospectus.

Annual Reports to Certificate Owners

At least once each Certificate Year, we send you a report showing, for each Sub-account that had values at any time during the year, the following values:
o

for an Interest Sub-account, the Surrender Value and Accumulated Value at the beginning and end of the Certificate Year; the amount of any surrenders, transfers, and interest credits during the Certificate Year; and any premium payments allocated to an Interest Sub-account during the Certificate Year.

o

for each Index Sub-account, the Surrender Value and Indexed Value at the beginning and end of the Certificate Year; the amount of any surrenders during the year; the S&P 500 Index value as of the most recent Sub-account Anniversary and the Index Increase or Index Decrease, if any, during the Certificate Year.

DEFINITIONS

Accumulated Value: The value of an Interest Sub-account, equal to all allocations or transfers to an Interest Sub-account, less all amounts transferred or surrendered from an Interest Sub-account, plus all interest credited to an Interest Sub-account. (See "Interest Sub-account").

Allocated Certificate: A Certificate that provides for allocations or credits to the account of an individual participant.

Annuitant: The natural person on whose life annuity payments are based and who will receive annuity payments starting on the Income Date.

Annuity Options: Options available for annuity payments.

Cap: The maximum percentage by which the Indexed Value of an Index Sub-account may increase during a single Term.

Certificate: The document issued to each Certificate Owner evidencing his or her interest in the Group or Individual Annuity Contract. The term Certificate also includes any Group Contract and any Individual Contract, unless the context requires otherwise.

Certificate Anniversary, Certificate Year: Each 12-month period beginning on the Certificate Date and each anniversary thereafter.

Certificate Date: The date a Certificate is issued and your rights and benefits begin.

Certificate Owner ("you"): The person(s) or entity who is named in the Certificate and has the privileges of ownership defined in the Certificate. The person(s) or entity designated in the Certificate application or the individual designated in the Enrollment Form for an Allocated Certificate.

Certificate Owner Account: The Account established under a Certificate for all of the values attributable to you and accounted for separately by Certificate Owner Sub-accounts.

Certificate Owner Sub-account: We establish Interest and/or Index Sub-account(s) that you may direct the Initial Premium and any Subsequent Premium or transfers to. The Sub-accounts are used to value and maintain records of your values under a Certificate.

Company ("we", "us", "our", "Keyport"): Keyport Life Insurance Company.

Contract Owner: The person(s) or entity that is named in the Contract and has the privileges of ownership defined in the Contract.

Declared Rate: The rate of interest declared and guaranteed by us at the beginning of each calendar month which is used to calculate the interest to be credited to an Interest Sub-account.

Designated Beneficiary: The person designated to receive death benefits under the Certificate. The Designated Beneficiary will be the first person among the following who is alive on the date of death: Certificate Owner, joint Certificate Owner, Primary Beneficiary, Contingent Beneficiary, and, otherwise, the Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

Enrollment Form: An application for an Allocated Certificate.

Floor: If the Floor is a positive number or zero, it represents the minimum percentage by which the Indexed Value of an Index Sub-account may increase during a single Term. If the Floor is a negative number or there is no Floor, it represents the maximum percentage by which the Indexed Value of an Index Sub-account may decrease during a single Term.

General Account: Our general investment account which contains all of our assets, except those in separate accounts.

Guaranteed Interest Rate: The interest rate which, when compounded, will equal an annual rate of 3%.

Guaranteed Interest Rate Factors: The Participation Rate, Cap, and Floor, which we set and guarantee at the beginning of each Term of an Index Sub-account and used to calculate Index Increases and Index Decreases under a formula set forth in the Certificate and described in Appendix A.

Income Date: The date on which annuity payments are to begin. The Income Date is the Annuitant's 90th birthday unless state law requires an earlier date.

Income Value: The sum under a Certificate of the Accumulated Value for an Interest Sub-account and the Indexed Value in each Index Sub-account on the Income Date.

Index Decrease: A negative adjustment of Indexed Value which is calculated using the Guaranteed Interest Rate Factors as applied to percentage changes in the S&P 500 Index. This can only occur if there is no Floor or the Floor is less than zero and the S&P 500 Index value on the first Sub-account Anniversary of a Term is lower than it was at the beginning of the Term.

Index Increase: Interest credited to an Index Sub-account, which is calculated using the Guaranteed Interest Rate Factors as applied to percentage changes in the S&P 500 Index.

Index Sub-account: The Sub-account to which we apply Index Increases and Index Decreases.

Indexed Value: The value of an Index Sub-account, equal to all allocations, transfers from the Interest Sub-account to establish the Index Sub-account, or renewals of that Index Sub-account, plus all Index Increases credited to the Index Sub-account, or less Index Decreases if the Floor is less than zero or there is no Floor, plus any End-Of-Term Adjustments, less all amounts surrendered from the Index Sub-account.

Individual Certificate: A Certificate issued to a natural person or a trustee.

In Force: The status of a Certificate before the Income Date, so long as:
o	it is not totally surrendered and

o	there has not been a death of the Annuitant or any Certificate Owner that would cause the Certificate to end within, at most, five years from the date of death.

Initial Premium: The premium payment submitted with the Certificate application.

Interest Sub-account: The Sub-account to which we credit interest based on a monthly declared and guaranteed rate of interest. You will have one Interest Sub-account.

Joint Certificate Owner: Any person you designate to possess rights in the Certificate Owner Account. We require that you and any Joint Certificate Owner act together.

Non-Allocated Certificate: A Certificate under which a single account is established on behalf of all participants in a particular employer plan or other eligible entity on a non-allocated basis.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Office: Our executive office at 125 High Street, Boston, Massachusetts 02110.

Participation Rate: The percentage of the percentage increase or decrease in the S&P 500 Index used in the formula to calculate Index Increases or Index Decreases.

Qualified Certificate: Any Certificate issued under a Qualified Plan.

Qualified Plan A retirement plan established pursuant to the provisions of Sections 401, 403, 408 and 408A of the Internal Revenue Code of 1986, as amended, and HR-10 (Keogh) Plans for self-employed persons.

S&P 500 Index: Standard & Poor's 500 Composite Stock Price Index which is used to calculate Index Increases and Index Decreases.

Sub-account Year, Sub-account Anniversary: Each continuous 12-month period beginning on the date an Index Sub-account is opened by allocation, transfer, or renewal and each anniversary thereafter, including the end of any applicable Term of an Index Sub-account.

Subsequent Premium: Any premium payment made after the Initial Premium.

Surrender Value: The guaranteed minimum value of each Sub-account, calculated as described in this prospectus. The Surrender Values of an Interest Sub-account and Index Sub-accounts are calculated separately by differing formulas. The sum of the Surrender Values in an Interest Sub-account and the Index Sub-account(s) is referred to as the Combined Surrender Value.

Term: The period for which Guaranteed Interest Rate Factors are used to calculate Index Increases or Index Decreases for an Index Sub-account. You may select terms from among those we offer.

DESCRIPTION OF CONTRACTS AND CERTIFICATES

A. OWNERSHIP

You may exercise all rights summarized in the Certificate. Joint Certificate Owners are permitted. Contingent Certificate Owners are not permitted. Prior to the Income Date, you and any Joint Certificate Owner may, by Written Request, change the Certificate Owner, Joint Certificate Owner, Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably-named person may be changed only with the written consent of that person.

Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a competent tax advisor as to the tax consequences resulting from such a transfer.

Qualified Certificates may have limitations on transfer of ownership. You should consult a competent tax advisor as to the tax consequences resulting from such a transfer.

B. ENROLLMENT FORM AND PREMIUM PAYMENTS

he Initial Premium must be at least $5,000 and is due on the Certificate Date. The maximum Initial Premium is $500,000. Payments of $500,000 or more require our approval. You may purchase multiple Certificates, although we reserve the right to limit the total premiums you may pay on multiple Certificates. We may reject any premium payment.

We credit the Initial Premium to a Certificate Owner Account, which we will establish on the day we receive a properly completed application or Enrollment Form and the required premium payment. We will issue a Certificate and confirm the receipt of the Initial Premium in writing. If the Certificate is issued on a Non-Allocated basis, a single Certificate Owner's Account is opened for you. A Certificate Owner Account starts earning interest on the day after it is established. You may choose to allocate the Initial Premium to an Interest Sub-account and/or one or more Index Sub-accounts, as described below.

If we determine that an application or Enrollment Form is incomplete, we will attempt to notify you by letter or telephone to obtain the necessary information.

We will return the Initial Premium and any incomplete application or Enrollment Form, along with the corresponding premium payment, that is not completed within three weeks of receipt.

We will permit others to act on your behalf in certain instances, including:
o	We will accept an application for a Certificate signed by an attorney-in-fact if we receive a copy of the power of attorney with the application.

o	We will issue a Certificate to replace an existing life insurance or annuity policy that we or an affiliated company issued even though we did not previously receive a signed application from you.

Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries may inform us of your responses to application questions by telephone or by order ticket and cause the Initial Premium to be paid to us. If the information is complete, we will issue the Certificate with a copy of an application containing that information. We will send you the Certificate and a letter so you may review the information and notify us of any errors. We may request you to confirm that the information is correct by signing a copy of the application or a Certificate delivery receipt. We confirm, in writing, all purchases. Our liability extends only to confirmed purchases.

Eligible individuals may make Subsequent Premium payments not less than $1,000 or more than $100,000. Subsequent Premium payments may not be made after the first Certificate Year if the Annuitant's age is within 10 years of the Income Date. You instruct how Subsequent Premium payments will be allocated to the Sub-accounts. If you do not specify how the Subsequent Premium payment is to be allocated, we will add it to an Interest Sub-account.

C. ACCUMULATION PERIOD

1. General

The Certificate consists of a series of Sub-accounts, including a single Interest Sub-account and multiple Index Sub-accounts. We create a new Index Sub-account each time you allocate a premium payment or make a transfer to establish a new Index Sub-account. We calculate all benefits under the Certificate by first calculating the appropriate value of each Sub-account and then aggregating all Sub-account values to determine your values.

Amounts you allocate to an Interest Sub-account will earn interest and amounts allocated to an Index Sub-account may earn Index Increases.

2. Interest Sub-account

Any amount allocated to an Interest Sub-account will earn interest at a rate calculated and credited daily based on the Declared Rate. The Declared Rate is an annual effective interest rate that will be credited when daily interest credits have compounded for a full year. We set the Declared Rate on the first business day of each calendar month and we guarantee the rate for that month. The Declared Rate will not be less than a rate which when compounded will equal a 3% annual rate. Thus, the Declared Rate has a guaranteed component and may include interest in excess of the guaranteed component.

The determination of the Declared Rate will be reflective of interest rates generally available on the types of investments in which we intend to invest the proceeds attributable to your Interest Sub-accounts. (See "Investments by Keyport".) In addition, we may consider various factors in determining Declared Rates for a given period, including regulatory and tax requirements, sales commissions and administrative expenses we bear, general economic trends, and competitive factors. We will make the final determination as to the declared rate.

An Interest Sub-account will have an Accumulated Value and a Surrender Value.

The Accumulated Value is the Initial and Subsequent Premiums allocated to an Interest Sub-account plus any transfers to an Interest Sub-account, less amounts transferred or surrendered from an Interest Sub-account. We credit interest at the Declared Rat to this net amount.

The Accumulated Value is available only during three time periods:
o	as a surrender payable if all or part of an Interest Sub-account is surrendered within the first five days of any calendar month.

o	as a Death Benefit that is payable if the Certificate is surrendered within 90 days after the date of certain deaths.

o	as a value applied on the Income Date to determine the amount of income payments.

At all other times, the Surrender Value is available while the Certificate is In Force.

The Surrender Value at any time is equal to:
o	90% of the Initial and Subsequent Premiums allocated to an Interest Sub-account, plus

o	any Surrender Values transferred to this Sub-account from any Index Sub-account, less

o	Surrender Values transferred or surrendered from this Sub-account.

Interest, both guaranteed and excess, is credited to this net amount.

We credit guaranteed interest daily at a rate which when compounded will equal a 3% annual rate.

Excess interest is the excess, if any, of interest credited to the Accumulated Value over interest credited to the Surrender Value from the last date we credited excess interest to the current date. We add excess interest on the first of each calendar month and on any date of a transfer or surrender from this Sub-account.

On each Certificate Anniversary within 10 years of the Income Date, if the Accumulated Value exceeds the Surrender Value, we will increase the Surrender Value by 1% of the Accumulated Value, but not to an amount greater than the Accumulated Value.

3. Index Sub-accounts

Multiple Index Sub-accounts may be open at any time. Each Index Sub-account that is open will have its own Term, Participation Rate, Cap, Floor and values. The descriptions below relate to a single Index Sub-account. This section describes activities that relate to activities within a specific Index Sub-account, such as a partial surrender from a particular Index Sub-account.

An Index Sub-account will have an Indexed Value and a Surrender Value. The Indexed Value is available only during three time periods:
o	as a surrender payable if the Index Sub-account is surrendered within 45 days after the end of its Term;

o	as a Death Benefit that is payable if the Certificate is surrendered by the later of 90 days after the date of certain deaths and 60 days after we receive notice of such death; and

o	as an amount applied on the Income Date to determine the amount of income payments.

At all other times, the Surrender Value is available while the Certificate is In Force.

The Indexed Value is the premium payment allocated to or the Accumulated Value transferred to the Index Sub-account, plus or minus any Index Increase or Index Decrease, plus end-of-term adjustments less any partial surrenders.

We determine Index Increases on each Sub-account Anniversary using the S&P 500 Index and the Participation Rate, Floor and Cap. This calculation may result in an Index Decrease only if there is a reduction in the S&P 500 Index on the first Sub-account Anniversary of a Term and there is no Floor or the Floor is less than zero. We will apply any Index Increase or Index Decrease proportionately over the remainder of the Term (See "Appendix A").

We will calculate and apply Index Increases and Index Decreases to a Sub-account at each Sub-account Anniversary after the start of a Term. The Certificate contains a formula for using the S&P 500 Index and the Guaranteed Interest Rate Factors established at the beginning of the Term to calculate the Index Increases and Index Decreases on each Sub-account Anniversary in the Term. We apply all Index Increases and Index Decreases to the Sub-account proportionately over the entire Term. For example, we will apply an Index Increase or Index Decrease attributable to the first year in a five year Term over the first to fifth years in equal amounts. (See "Appendix A", Illustrations 1-6), except that following an Index Decrease, if the S&P 500 Index on any subsequent Sub-account Anniversary in a Term exceeds the S&P 500 Index at the beginning of the Term, we will no longer apply Index Decreases.

There are two parts to the formula. The first calculates the proportionate credit for any increase in the S&P 500 Index from its prior highest Sub-account Anniversary value to its new highest value on the current Sub-account Anniversary. The second determines the proportionate credit for any change in the S&P 500 Index occurring on a prior Sub-account Anniversary(ies). This part is always zero on the first Sub-account Anniversary in a Term.

WHEN THE FLOOR IS ZERO OR GREATER

At the first Sub-account Anniversary of a Term, we calculate the Index Increase, if any, is by:
o	multiplying
(i)	the Participation Rate by

(ii)	the change in the S&P 500 Index from the beginning of the Term to the first Sub-account Anniversary divided by its beginning of Term value;

o	dividing the result by the number of years in the Term; and

o	multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on the first Sub-account Anniversary.

After the first Sub-account Anniversary in any Term;

We calculate Part one by:
o	multiplying

(i)	the Participation Rate by

(ii)	any increase in the S&P 500 Index from its prior highest Sub-account Anniversary value to its current highest Sub-account Anniversary value divided by its beginning of Term value;

o	multiplying this result by the ratio of the number of completed Sub-account Years in the Term to the total number of Sub-account Years in the Term; and

o

multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-account Anniversary in the Term.

We calculate Part two by:
o

multiplying the Participation Rate by the percentage change in the S&P 500 Index since the beginning of the Term, calculated using the highest value attained by the S&P 500 Index at any Sub-account Anniversary during the Term excluding the value of the S&P 500 Index at the beginning of the Term and on the current Sub-account Anniversary;

o	dividing the resulting percentage by the number of Sub-account Years in the Term; and

o

multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-account Anniversary in the Term.

WHEN THERE IS NO FLOOR OR THE FLOOR IS LESS THAN ZERO

At the first Sub-account Anniversary of a Term, we calculate the Index Increase or the Index Decrease by:

o	multiplying

(i)	the Participation Rate by

(ii)	the change in the S&P 500 Index from the beginning of the Term to the first Sub-account Anniversary, divided by its beginning of Term value;

o	dividing this result by the number of years in the Term; and

o

multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increase or Index Decrease) on the first Sub-account Anniversary.

If there is no decrease in the S&P 500 Index on the first Sub-account Anniversary of a Term, there will be no Index Decreases during the Term.

After the first Sub-account Anniversary, we use the following two-part calculation to determine any Index Increases and proportionately distribute the first year decrease, if any, and any subsequent increases over the remainder of the Term.

We calculate Part one by:
o	multiplying

(i)	the Participation Rate by

(ii)	any increase in the S&P 500 Index from its prior highest Sub-account Anniversary value to its current highest Sub-account Anniversary value divided by its beginning of Term value;

o	multiplying this result by the ratio of the number of completed Sub-account Years in the Term to the total number of Sub-account Years in the Term; and

o

multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-account Anniversary in the Term.

We calculate Part two is by:
o

multiplying the Participation Rate by the percentage change in the S&P 500 Index since the beginning of the Term, calculated using the highest value attained by the S&P 500 Index at any Sub-account Anniversary during the Term excluding the value of the S&P 500 Index at the beginning of the Term and on the current Sub-account Anniversary;

o	dividing the resulting percentage by the number of Sub-account Years in the Term; and

o

multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases or Index Decreases) on any Sub-account Anniversary in the Term.

THIS SECTION APPLIES IN ALL INSTANCES

Any Index Increases calculated above may be reduced if the Cap is applicable and increased if a Floor in excess of zero is applicable. Index Decreases may be reduced if a Floor is applicable. The sum of the two parts of the formula equals the total amount that we add to the Sub-account Indexed Value. If the S&P 500 Index on each Sub-account Anniversary in a Term is less than the S&P 500 Index at the beginning of the Term, we will not credit any Index Increases during the Term, and we will apply an Index Decrease if there is no Floor or the Floor is less than zero.

In the event the S&P 500 Index has increased on a Sub-account Anniversary during a Term, the effect of this formula is to provide that, in the absence of any Index Decreases or any partial or total surrender during a Term, the total Index Increases, if any, we credit to an Index Sub-account during a Term will equal the Sub-account Indexed Value at the beginning of the Term multiplied by a percentage (Participation Rate) of the percentage increase in the S&P 500 Index since the beginning of the Term (subject to the Cap and the Floor), using the highest value attained by the S&P 500 Index on any Sub-account Anniversary in the Term, excluding the value of the S&P 500 Index at the beginning of the Term and on the current Sub-account Anniversary.

In the event the S&P 500 Index value has decreased on the first Sub-account Anniversary of a Term, the effect of this formula is to provide that, in the absence of any subsequent Index Increases or any partial or total surrender during a Term, the total Index Decreases, if any, applied to an Index Sub-account during a Term will equal the Indexed Value at the beginning of the Term multiplied by a percentage (Participation Rate) of the percentage decrease in the S&P 500 Index since the beginning of the Term (subject to the Floor), using the value attained by the S&P 500 Index on the first Sub-account Anniversary of a Term.

Partial surrenders in excess of Index Increases or Index Decreases will reduce the amount of the Index Increases or Index Decreases credited after such surrender, but do not affect the portion of Index Increases or Index Decreases previously applied.

The total Index Increases we credit to an Index Sub-account may be more or less than the amount of interest we credit to an Interest Sub-account established at the same time, depending on the change in the S&P 500 Index and the Guaranteed Interest Rate Factors over the course of the Term.

The formula may produce Index Increases or Index Decreases to the Indexed Value, or the Indexed Value may remain unchanged. Over time, the Indexed Value of an Index Sub-account may be less than the Surrender Value of that same Index Sub-account. In those circumstances, the Surrender Value is used to calculate any benefit payable under the Certificate. In addition, if at the end of a Term, the Indexed Value of an Index Sub-account is less than the Surrender Value of that Sub-account, we will credit the Indexed Value with an End of Term Adjustment equal to the excess of the Surrender Value over the Indexed Value.

The Surrender Value of an Index Sub-account at any time is equal to the initial Surrender Value plus any Sub-account Anniversary Adjustments (defined below), less any partial surrenders. Interest is credited to the net amount at an annual effective rate of 3%.

A Sub-account Anniversary Adjustment may occur when we compare the Indexed Value and the Surrender Value on each Sub-account Anniversary. If

o	the Indexed Value exceeds the Surrender Value, and

o	the total to date of all Index Increases or Index Decreases applied during the Term exceeds "all increases in the Surrender Value during the Term",

then the Surrender Value will be increased by the difference between the two amounts above. "All increases in the Surrender Value during the Term" equal the total to date during the Term of all prior Sub-account Anniversary Adjustments to the Surrender Value and all interest credited to the Surrender Value. (The interest for each Sub-account equals the Surrender Value at the end of the Sub-account year plus the amount of any partial surrender(s) during the Sub-account year, less the Surrender Value at the start of the Sub-account year).

After the above adjustment, on each Sub-account Anniversary within 10 years of the Income Date, if the Indexed Value exceeds the Surrender Value, then the Surrender Value will be increased by the lesser of (a) and (b), where:
(a)	is 1% of the Indexed Value multiplied by the number of elapsed Sub-account Anniversaries within this 10-year period, less any prior increases that were made pursuant to this provision; and

(b)	is the difference between the Indexed Value and the Surrender Value.

The initial Surrender Value of an Index Sub-account is equal to 90% of the premium allocated to the Index Sub-account if opened by a premium payment, and 100% of the Surrender Value transferred to the Index Sub-account if opened by a transfer.

Currently the index is the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). The S&P 500 Index is a widely accepted and broad measure of the performance of the major United States stock markets. The S&P 500 Index is a market value weighted measure of changes in the prices of the underlying securities and does not reflect any stock dividend income on the underlying securities. "S&P", "S&P 500", and "Standard & Poor's 500" are trademarks of The McGraw Hill Companies, Inc., and have been licensed for use by us. The Certificate is not sponsored, endorsed, sold, or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the Certificate.

If the publication of the S&P 500 Index is discontinued, or the calculation of the S&P 500 Index is changed substantially, we will substitute a suitable index and notify you.

The formula we use to calculate Index Increases and Index Decreases and illustrative examples are set forth in Appendix A.

Renewal Terms. For Index Sub-accounts, a new Term will begin automatically at the end of a Term, unless you elect a total surrender. (See "Surrenders".) Prior to the end of each Term of each Index Sub-account, we will notify you of the lengths available for the next Terms. You may choose from the Terms we offer at that time. We may discontinue offering Terms of certain lengths currently available or offer Terms of different lengths from time to time. The then available Guaranteed Interest Rate Factors may vary based on the duration of the Term selected and may differ from the rates currently available for new Certificates. You may not select a Term for a period longer than the number of years remaining until the Income Date or beyond the maximum date allowed following the death of a Certificate Owner, Joint Certificate Owner, or Annuitant, if the Owner is a non-natural person. If the selected Term exceeds these limits, we will automatically transfer the value of the Index Sub-account to the Interest Sub-account.

The Indexed Value at the beginning of any subsequent Term will be equal to the value at the end of the previous Term. In the absence of any partial or total surrender or transfer (described below), the Indexed Value will earn and we will credit it with any Index Increases for each year in the subsequent Term, using the Guaranteed Interest Rate Factors established at the beginning of the subsequent Term you select or established by default (as described above) in the absence of other instructions. The Surrender Value at the beginning of any subsequent Term will be equal in value to the Surrender Value at the end of the prior Term. The Indexed Value at the beginning of a new Term can be greater than or equal to Surrender Value, depending on Index Increases, Index Decreases, and surrenders during the prior Term. As a result, the initial Surrender Value for a new Term will be equal to or less than the initial Indexed Value for the new Term bearing the same relationship between Indexed Value and Surrender as determined at the end of the prior Term. For example, if the Surrender Value was 95% of the Indexed Value at the end of the prior Term, it will be 95% of the initial Indexed Value for the new Term. Absent any partial surrenders in the prior Term, the initial Surrender Value will never be less than 90% of the initial Indexed Value in the new Term.

Establishment of Guaranteed Interest Rate Factors. We periodically establish Guaranteed Interest Rate Factors for initial and renewal Terms. We will declare Guaranteed Interest Rate Factors for the Term chosen at the time of the initial purchase or renewal. We may establish differing Guaranteed Interest Rate Factors for Terms of different lengths. We may offer differing Guaranteed Interest Rate Factors for initial allocations, transfers, and renewal Terms.

We have no specific formula for determining the Guaranteed Interest Rate Factors. We will make the final determination of Guaranteed Interest Rate Factors and we cannot predict or guarantee what these factors will be.

Information on Renewal Rate Factors. You may call a toll-free number to inquire about Guaranteed Interest Rate Factors for Terms then being offered. In addition, prior to the beginning of each subsequent Term, we will notify you in writing of the Terms available. Guaranteed Interest Rate Factors will be declared prior to renewal. At the end of any Term, you will have the opportunity to select any other duration of Term then being offered.

4. Risk Considerations

The interest rates and Index Increases we credit to your Account are based on guarantees we made. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings. The amount of any Index Increases we credit to an Index Sub-account may be more or less than the amount of interest we credit to an Interest Sub-account. Moreover, it is possible that we will apply an Index Decrease at each subsequent Index Sub-account Anniversary after the first if the S&P 500 Index does not exceed its beginning value on any subsequent Index Sub-account Anniversary in a Term. If the Floor established for a Term is less than zero, and the S&P 500 Index is lower on the first Sub-account Anniversary than it was at the beginning of the Term, the Indexed Value could be less than principal (i.e., premium payments).

5. Surrenders

General.

You may make a partial or total surrender of your Account at any time prior to the Income Date while the Certificate is In Force, subject to the conditions described below. You may request partial surrenders from any specified Sub-account. Partial and total surrenders are not subject to a surrender charge. However, the values available for surrender may differ depending on the timing of the surrender. For example, in the Interest Sub-account, the Accumulated Value is available during the first five days of every month. At all other times, the Surrender Value is available. The available value in an Index Sub-account during the first 45 days of a new Term is the greater of the Indexed Value and Surrender Value. After 45 days, only the Surrender Value is available.

Partial Surrenders.

At any time prior to the Income Date, you may make a partial surrender by notifying us in writing if:
o	the surrender request is at least $250;

o	the Surrender Value remaining in each Index Sub-account after the partial surrender has been made is at least $1,000; and

o	the Combined Surrender Value remaining in the Certificate after the partial surrender has been made is at least $4,000.

If after complying with a request for a partial surrender there would be insufficient value in the Certificate Owner Account to keep the Certificate In Force, we will treat the request as a request to surrender only the excess over $4,000.

Notwithstanding the above, we do not allow Partial Surrenders from the Index Sub-account(s) if we issued the Certificate under a Corporate or Keogh Qualified Plan established pursuant to the provisions of Section 301 of the Internal Revenue Code.

Surrender Procedures.

If you do not specify from which Sub-account(s) the partial surrender is to be taken, we will withdrawn it from Sub-accounts in the following order:
o	from the Interest Sub-account;

o	from any Index Sub-account where the Indexed Value is available, starting with the most recently established Index Sub-account; and

o	from any Index Sub-account where the Indexed Value currently is not available, starting with the most recently established Index Sub-account.

We have established these default procedures with the goal of minimizing any adverse impact on you; however we do not represent that the order of surrenders will necessarily be the most favorable sequence for any individual Certificate Owner. You should evaluate factors such as the length of the Terms, timing of the partial surrender, the Guaranteed Interest Rate Factors, and the Indexed Value of each Sub-account to determine the appropriate Sub-account from which to take a partial surrender.

Total Surrenders.

You may request a total surrender in writing. Surrendering the Certificate will end it. We will determine the Surrender Value as of the date we receive your request for surrender in writing. We will pay you, as applicable, the Accumulated Value or Surrender Value of the Interest Sub-account and the Indexed Value or Surrender Value of the Index Sub-account(s), less a deduction for any premium taxes not previously paid. For any total surrender made after the first Certificate Year, you may receive the values under an Annuity Option, rather than in a lump sum.

We will, upon request, inform you of the amount payable upon a partial or total surrender. Any partial or total surrender may be subject to tax and tax penalties. (See "Tax Considerations".)

We may defer payment of any partial or total surrender for a period not exceeding six months from the date the Written Request for surrender is received, or any shorter period permitted by state insurance law. Only under highly unusual circumstances will we defer a surrender payment more than 30 days. While all circumstances under which deferral of surrender payment might be involved are not be foreseeable at this time, such circumstances could include, for example, a period of unusually high surrender requests, accompanied by a radical shift in interest rates. If we decide to defer payment for more than 30 days, we will notify you in writing of that decision.

6. Dollar Cost Averaging Programs

We offer dollar cost averaging programs in which you may participate by making a written request. Under the programs we periodically and automatically transfer values from the Interest Sub-account to the new Index Sub-accounts of specific Terms that you select. The programs allow you to allocate premium payments to Index Sub-accounts over time rather than investing in an Index Sub-account all at once. The programs are available for initial and subsequent Premium payments and for values transferred into the Interest Sub-account. You may not choose an Index Sub-account with a Term that would extend beyond the Income Date or the maximum date allowed following the death of a Certificate Owner, any Joint Certificate Owner, or Annuitant, if the Certificate Owner is a non-natural person. We reserve the right to limit the number of Index Sub-account Terms you may choose; however, there are currently no limits.

Each transfer from the Interest Sub-account will be to a new Index Sub-account of a Term you select which will have declared Guaranteed Interest Rate Factors unique to that Sub-account. As described in "Establishment of Guaranteed Interest Rate Factors", we establish these factors periodically and we will establish them prior to each transfer.

Because you elect the dollar cost averaging programs prior to our declaration of the Guaranteed Interest Rate Factors for Index Sub-accounts established under the programs, you should contact us prior to any transfer date to determine the Guaranteed Interest Rate Factors applicable to the planned transfer. You may elect to terminate the programs at any time.

We offer two dollar cost averaging programs:

Under the first program, you must specify in writing the amount (minimum $1,000) of each periodic transfer and the Index Sub-account Term(s) to which you want the transfers made. We will transfer values until all values are transferred from the Interest Sub-account. When the value remaining in the Interest Sub-account after the current transfer would be less than the periodic transfer amount, we will add that remaining value to the current transfer and allocate it proportionally to the designated Index Sub-account(s). The program will then end. For example, assume you have designated $1,000 to a 3 year Term Index Sub-account and $1,000 to a 5 year Term Index Sub-account and have $2,500 remaining in the Interest Sub-account. The final transfer will be for $1,250 to a 3-Year Term Index Sub-account and $1,250 to a 5-year Term Index Sub-account.

Under the second program, you must specify in writing the amount (minimum $1,000) of each periodic transfer, the duration for which you want the periodic transfers made (e.g., 15 months) and the Index Sub-account Term(s) to which you want the transfers made.

The first transfer will occur on a particular date that we designate in advance (the "designated date") as long we receive your written request no later than five business days prior to the designated date. Each subsequent transfer will occur following the designated date. For example, if the frequency is monthly and the designated date is the 10th of a month and we receive your notice on April 2, the first transfer will occur on April 10 and on the 10th of each successive month.

Before any final transfer, you may extend our first program by allocating Subsequent Premium to the Interest Sub-account or by transferring the Indexed Value of any Index Sub-account at the end of its Term to the Interest Sub-account.

We allow partial surrenders from the Interest Sub-account while a dollar cost averaging program is in effect. The duration of either program may be shortened by Partial Surrenders.

You may request in writing or by telephone that we change the periodic amount to be transferred, change the Index Sub-account(s) Terms to which you want the transfers made, or end the program. The program will automatically end if the Income Date occurs. We reserve the right to end the program at any time by sending you a notice one-month in advance.

We must receive written or telephone instructions by 4:00 PM Eastern Time of the business day preceding the next scheduled transfer in order to be in effect for that transfer. Telephone instructions are subject to the conditions and procedures we establish from time to time. The current conditions and procedures appear in Appendix D. If you participate in a dollar cost averaging program we will notify you in advance of any changes.

7. Transfer of Values

You may transfer account values between the Interest Sub-account and Index Sub-accounts, subject to the following:
o	you must make all requests for transfers before the Income Date in writing or by telephone;

o	the number of transfers may not exceed any limit we set for a specified time period. Currently, we do not limit the number of permissible transfers in a single Certificate Year;

o	you may transfer all or part of an Interest Sub-account (but not less than $1,000) to establish a new Index Sub-account at any time before the Income Date;

o	a transfer from an Index Sub-account to an Interest Sub-account must include the entire Indexed Value of the Sub-account and may only be made at the end of a Term;

o

the Term of a new Index Sub-account cannot be longer than the number of years remaining until the Income Date or the date allowed following the death of a Certificate Owner, Joint Certificate Owner or Annuitant, if the Owner is a non-natural person.

Currently, we do not charge for transfers. However, we reserve the right to charge $25 per transfer if you make more than four transfers in a single Certificate Year. This restriction will not apply to dollar cost averaging programs. We reserve the right, at any time and without prior notice, to terminate, modify, or suspend the transfer privileges described above.

8. Premium Taxes

We deduct the amount of premium taxes levied by any state or governmental entity when the premium tax is incurred, unless we elect to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any Certificate transaction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, our status within such states, and the insurance tax laws of such states. Currently, premium taxes range from 0% to 3.5%. Appendix C contains a schedule of state premium taxes.

9. Death Provisions

The following provisions do not apply to Non-Allocated Certificates. With Non-Allocated Certificates, Annuitants or payees are unknown until you request that an annuity be effected.

(a) Non-Qualified Certificate

Death of a Certificate Owner, Joint Certificate Owner, or Certain Non-Certificate Owner Annuitants. If, while the Certificate is In Force, you or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or if the Annuitant dies when a non-natural person such as a trust owns the Certificate, the Designated Beneficiary will control the Certificate Owner Account.

If the decedent was the Certificate Owner or the Annuitant (if the Certificate Owner is not a natural person), the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after we receive notice of the death, surrender the Certificate Owner Account for the death benefit on the date of surrender. The total death benefit is the sum of the death benefit(s) of an Interest Sub-account and each Index Sub-account(s). The death benefit of an Interest Sub-account is equal to the Accumulated Value of an Interest Sub-account, i.e.,

(a)	the portion of the Initial Premium allocated to an Interest Sub-account; plus

(b)	the portion of any Subsequent Premium(s) allocated to the Interest Sub-account; plus

(c)	any amounts transferred to an Interest Sub-account; less

(d)	any partial surrender amounts from an Interest Sub-account; less

(e)	any amounts transferred from an Interest Sub-account; plus

(f)	interest on the net amount at the Declared Rate set on the first day of each calendar month and guaranteed for that month.

In all instances except when the Floor is greater than zero, the death benefit of each Index Sub-account is the greater of the Death Benefit and the Surrender Value. The Death Benefit is equal to (a)-(b), where:
(a)	is the Indexed Value at the start of the Sub-account Year in which death occurs, with the applicable Index Increase recalculated as described in Appendix B, and

(b)	is the sum of any partial surrenders since the start of the Sub-account Year.

If the Floor is greater than zero, (a) is "the Indexed Value as of the date of death, less any subsequent Partial Surrender".

For a surrender after the applicable 90 or 60 day period and for a surrender following the death of a Joint Certificate Owner, we will pay the Surrender Value instead.

If the decedent's surviving spouse is the sole Designated Beneficiary, he or she will automatically become the new sole Certificate Owner as of the decedent's date of death. If the decedent was the Annuitant, the new Annuitant will be any living contingent Annuitant, otherwise the surviving spouse. The Certificate Owner Account can stay in force until another death occurs. Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate may remain In Force for a period not to exceed five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions. If the Certificate is still In Force at the end of the five-year period, we will automatically end it by paying the Surrender Value to the Designated Beneficiary. If the Designated Beneficiary is not alive then, we will pay any Person(s) previously named by the Designated Beneficiary in writing, otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits. Instead of receiving a lump sum, you or any Designated Beneficiary may in writing direct us to pay any benefit of $5,000 or more under an Annuity Option that meets the following:
o	the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

o	payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

o

any Annuity Option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made.

You may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

Death of Certain Non-Certificate Owner Annuitants. The following provisions apply if, while the Certificate is In Force:
o	the Annuitant dies;

o	the Annuitant is not a Certificate Owner; and

o	the Certificate Owner is a natural person.

The Certificate will continue In Force after the Annuitant's death. The new Annuitant will be any living contingent Annuitant, otherwise the new Annuitant will be you.

(b) Qualified Certificates

Death of Annuitant. If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate. The Designated Beneficiary has until the later of the 90th day after the death and the 60th day after we are receive notice of the death to surrender the Certificate Owner Account for the death benefit on the date of surrender, calculated as described above. For a surrender after the applicable 90 or 60 day period, we will pay the Surrender Value instead.

If the Designated Beneficiary does not surrender the Certificate, the Certificate can stay In Force for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions. If the Certificate is still In Force at the end of the period, we will automatically end it then by paying to the Designated Beneficiary the Surrender Value. If the Designated Beneficiary is not alive then, we will pay any person(s) named by the Designated Beneficiary in writing, otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits. Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any benefit of $5,000 or more under an Annuity Option that meets the following:
o	the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

o	payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

o

any payment option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made.

You may direct us to pay benefits to a Designated Beneficiary under an Annuity Option meeting these same requirements.

D. ANNUITY PAYMENT PROVISIONS

1. Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments under the payment option you have chosen. We determine the payments by applying the Income Value (less any premium taxes or other taxes not previously deducted) on the Income Date in accordance with the option selected. The total Income Value is the sum of the Accumulated Value for an Interest Sub-account and the Indexed Value of the Index Account(s).

2. The Income Date and Form of Annuity

The Income Date is shown on the Certificate Specifications page. If the Annuitant dies before the Income Date and there is a successor Annuitant, we will base the Income Date on the successor Annuitant's birthday if the successor Annuitant is younger than the deceased Annuitant.

With Allocated Certificates at least 30 days prior to the Income Date, you may ask us to apply the Income Value on the Income Date under any of the Annuity Options described below. In the absence of such request, we will apply the Income Value on the Income Date under Option 3 to provide a monthly life annuity with 10 years of payments guaranteed.

With a Non-Allocated Certificate, you may ask us to apply a portion of the Account Value, as modified by any applicable Surrender Charge and Market Value Adjustment, under an Annuity Option for a participant in that Certificate Owner's plan. We will then issue a Certificate for such participant (who is also the Annuitant) and begin annuity payments as you direct.

No surrenders may occur after the Income Date. Other special rules may apply to qualified retirement plans. (See "Qualified Plans".)

3. Change of Annuity Option

You may change the Annuity Option from time to time. We must receive your written request for changes at least 30 days prior to the scheduled Income Date.

4. Annuity Options

In addition to the following options, you may arrange other options if we agree.

Option 1 - Income for a Fixed Number of Years. We will pay an annuity for a chosen number of years, not less than 5 nor more than 30. If, at the death of the payee, we have made Option 1 payments for fewer than the chosen number of years:
o	we will continue payments during the remainder of the period to the successor payee; or

o

the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the rate of 3% per year or at any greater interest rate used to create the annuity factor for this Option 1.

See "Annuity Payments" for the manner in which Option 1 may be taxed.

Option 2 - Life Income. We will pay an annuity for as long as the payee is alive. The amount of the annuity payments will depend on the age of the payee at the time annuity payments are to begin and may also depend on the payee's sex. It is possible under this option that the payee will receive only one annuity payment if the payee dies after the receipt of the first payment or will receive only two annuity payments if the payee dies after receipt of the second payment, and so on.

Option 3 - Life Income with 5 or 10 Years Guaranteed. We will pay an annuity during the lifetime of the payee. If, at the death of the payee, we have made payments for fewer than the selected number of years:
o	we will continue payments during the remainder of the period to the successor payee; or

o

the successor payee may elect to receive in a lump sum the present value of the remaining certain payments, commuted at the rate of 3% per year or at any greater interest rate used to create the annuity factor for this Option 3.

The amount of the annuity payments will depend on the age of the payee at the time annuity payments begin and may also depend on the payee's sex.

Option 4 - Joint and Last Survivor Income. We will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments begin and may also depend on each person's sex. It is possible under this option the payees will receive only one annuity payment if both payees die after the receipt of the first payment or will receive only two annuity payments if both payees die after receipt of the second payment, and so on.

5. Frequency and Amount of Payments

We will make payments in monthly installments. However, if the net amount available to apply under any Annuity Option is less than $5,000, We will pay the amount in one lump sum, in lieu of the payment otherwise provided. In addition, if payments become less than $100, we will change the frequency of payments to such intervals as will result in payments of at least $100 each.

6. Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayment with the next annuity payment and deduct any overpayment, unless repaid in one sum, from future annuity payments until we are repaid in full.

INVESTMENTS BY KEYPORT

We invest our assets in accordance with the requirements of applicable state laws regarding investments that the general accounts and separate accounts of life insurance companies may make. Generally, these laws permit investments, subject to specified limits and certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate, and certain other investments. (See "General Account Investments".)

All of our General Account assets will be available to fund a Certificate Owner's claims under a Certificate.

In establishing the Guaranteed Interest Rates and Guaranteed Interest Rates Factors under the Certificates, we will take into account, among other factors, the yields available on the instruments in which we will invest the proceeds from the Certificates. (See "Interest Sub-account", and "Establishment of Guaranteed Interest Rate Factors".) Our obligations and the values and benefits under the Certificates, however, do not vary as a direct function of the returns on the instruments in which we will have invested the proceeds from the Certificates.

Our investment strategy with respect to the proceeds attributable to Certificates is to invest in debt securities which we use to match liabilities with respect to the Terms of Index Sub-accounts to which the proceeds are allocated. This will be done in our sole discretion by making investments authorized by applicable state law. We expect to invest a substantial portion of the premiums received in securities issued by the United States Government, its agencies, and instrumentalities, which may or may not be guaranteed by the United States Government. These securities could include T-Bills, Notes, Bonds, Zero Coupon Securities, and Mortgage Pass-Through Certificates, including Government National Mortgage Association backed securities (GNMA Certificates), Federal National Mortgage Association Guaranteed Pass-Through Certificates (FNMA Certificates), Federal Home Loan Mortgage Corporation Mortgage Participation Certificates (FHLMC Certificates), and others.

We may invest our assets in various instruments, including equity options, futures, forwards, and other instruments based on the S&P 500 Index, in order to hedge our obligations with respect to Index Sub-accounts. We may buy and sell interest rate swaps and caps, Treasury bond futures, and other instruments to hedge our exposure to interest rate changes. We will purchase those derivatives from counterparties which conform to our Policies and Guidelines regarding derivative instruments. Investments in derivatives involve certain risks. In the case of over-the-counter options and forward contracts, the risks include the possibility that markets will not exist for these investments when we want to close out a position, the risk that trading limits imposed by futures exchanges will inhibit our ability to close out positions in exchange-listed instruments, and the risk that a dealer with which we have an open position will become insolvent.

While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Certificates, we are not obligated to invest assets, including the proceeds attributable to the Certificates, according to any particular strategy, except as may be required by Rhode Island and other state insurance laws.

AMENDMENT OF CERTIFICATE

We reserve the right to amend the Certificate to meet the requirements of any applicable Federal or state laws or regulations. We will notify you in writing of any such amendments.

ASSIGNMENT OF CERTIFICATE

You may assign a Certificate at any time, as permitted by applicable law. An assignment will not be binding on us until we receive a copy of the assignment. Your rights and those of any revocably-named person will be subject to the assignment.

A Qualified Certificate may have limitations on your ability to assign the Certificate. We assume no responsibility for the validity or effect of any assignment.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

DISTRIBUTION OF CERTIFICATE

Keyport Financial Services Corp. ("KFSC") serves as the principal underwriter for the Certificate. Salespersons who represent us as insurance agents will sell the Certificates. Such sales persons are also registered representatives of broker-dealers who have entered into selling agreements with KFSC. KFSC is our wholly indirect owned subsidiary, and is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 ("Exchange Act") as a broker-dealer. KFSC is a member of the National Association of Securities Dealers, Inc. ("NASD") and is located at 125 High Street, Boston, Massachusetts 02110.

We will pay a commission to broker-dealers of no more than 5.25% of any premium paid under a Certificate and we may pay a reduced commission. Certificates may be sold with a lower commission structure to our officers, directors or employees or those of our affiliates or to any Qualified Plan established for such a person. Such Certificates will have higher Participation Rates under the Index Sub-account(s), reflecting anticipated cost savings to us from the lower commission structure.

TAX CONSIDERATIONS

A. GENERAL

You should consider getting tax and legal advice before you decide to purchase a Certificate. Furthermore, you should understand that we can not provide you with a detailed description of tax consequences regarding the purchase of a Certificate and that there may be instances where special tax rules apply. We do not address any applicable state or other tax laws in the discussion below. You should consult a competent tax adviser.

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. Moreover, this discussion is based upon our understanding of current federal income tax laws as they are currently interpreted. We make no representations regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Interval Revenue Service.

Congress has in the past and may in the future consider legislation that, if enacted, could adversely affect the tax treatment of annuity Certificates, including distributions and undistributed appreciation. We cannot predict whether, when, or in what form Congress may enact legislation affecting annuity contracts. Any such legislation could have retroactive effect regardless of the date of enactment. New make no representation regarding the likelihood of continuation of those current Federal income tax laws or of the current interpretations by the Internal Revenue Service.

B. TAXATION OF KEYPORT

We are taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended ("Code"). We own the assets underlying the Certificates. Any income we earn on those assets is our income.

C. TAXATION OF ANNUITIES IN GENERAL

1. General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, either in the form of a lump sum payment (e.g., a full or partial surrender of the Certificate Owner Account Value), an assignment, a gift of the Certificate, or as annuity payments. The provisions of Section 72 of the Code concerning distributions are briefly summarized below. A trust or other entity owning a Non-Qualified Certificate other than as an agent for an individual is taxed differently; increases in Sub-account Value are taxed yearly whether or not a distribution occurs.

2. Surrender, Death Benefit Payments, Assignments, and Gifts

If you fully surrender the Certificate you are taxed on the portion of the payment that exceeds your cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Initial Premium and any Subsequent Premium(s), and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero, and the taxable portion of the surrender payment is generally taxed as ordinary income. A Designated Beneficiary receiving a lump sum surrender benefit after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below.

Partial surrenders received under Non-Qualified Certificates prior to the Income Date are first included in gross income to the extent that Certificate Owner Account Value exceeds the Initial Premium and any Subsequent Premium. Then, to the extent Certificate Owner Account Value does not exceed the Initial Premium and any Subsequent Premium, such surrenders are treated as a non-taxable return of principal to you. For partial surrenders under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate you will be treated as if you have received the amount assigned or pledged. You will be subject to taxation under the rules applicable to surrenders. If you give away the Certificate to anyone other than your spouse, you will be treated for income tax purposes as if you have fully surrendered the Certificate.

A special computational rule applies if we issue to you, during any calendar year, two or more Certificates or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is to be determined under Section 72(e) of the Code by treating our contracts and Certificates as one. We believe that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that, at the time of distribution, the sum of the values for all the Certificates or Certificates exceeds the sum of the cost bases for all the Certificates.

3. Annuity Payments

We determine the non-taxable portion of each annuity payment by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable at ordinary income rates.

For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments.

4. Penalty Tax

Payments you, Annuitants, and Designated Beneficiaries receive under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received under the following circumstances:
o	after the taxpayer attains age 59-1/2;

o	in a series of substantially equal payments made for life or life expectancy;

o	after your death (or, where the Certificate Owner is not a human being, after the death of the Annuitant);

o	if the taxpayer becomes totally and permanently disabled; or

o

under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided the Certificate is not issued as a result of a Section 1035 exchange and the first annuity payment begins in the first Certificate Year.

5. Income Tax Withholding

We are required to withhold Federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" ("TSAs") for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or to an individual retirement annuity or account ("IRA").

6. Section 1035 Exchanges

You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity Certificate. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:
o	the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates";

o

premium payments made between August 14, 1982 and January 18, 1985, and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

o	premium payments made before August 14, 1982, and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:

(i)	the penalty tax does not apply to any distribution;
(ii)	partial surrenders are treated first as a non-taxable return of principal and then a taxable return of income; and
(iii)	assignments are not treated as surrenders subject to taxation.

We base our understanding of the above principally on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

7. Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or are resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

D. QUALIFIED PLANS

The Certificate is for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of Plan and the terms and conditions of the Plan. We make no attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans.

You, as well as participants under such Qualified Plans, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the Plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief summaries of the various types of Qualified Plans and of the use of the Certificate in connection with these Plans. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

1. Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational, and scientific organizations specified in Section 501c(3) of the Code to purchase annuity Certificates and, subject to certain contribution limitations, exclude the amount of premium payments from gross income for tax purposes. However, such premium payments may be subject to Social Security ("FICA") taxes. This type of annuity Certificate is commonly referred to as a "Tax-Sheltered Annuity".

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only in the following circumstances:
o	when the employee attains age 59-1/2, separates from service, dies, or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code); or

o	in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to those contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the restrictions of Section 403(b)(11) apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988.

The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you have requested a distribution from a Certificate, we will notify you if all or part of the distribution is eligible for rollover to another TSA or to an IRA. Any amount eligible for rollover treatment will be subject to mandatory Federal income tax withholding at a twenty percent (20%) rate if you receive the amount rather than directing us by Written Request, to transfer the amount as a direct rollover to another TSA or IRA.

2. Individual Retirement Annuities

Sections 408 and 408A of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These Individual Retirement Annuities are subject to limitations on the amount contributed, the persons eligible, and the time distributions may begin. Distributions from certain types of Qualified Plans may be placed into a Section 408(b) Individual Retirement Annuity on a tax-deferred basis.

3. Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

THE COMPANY

A. Business

General

We are a specialty insurance company providing a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents and securities dealers. We seek to maintain our presence in the fixed annuity market while expanding our sales of variable and equity-indexed annuities. We seek to achieve a broader market presence through the use of diversified distribution channels and maintain a conservative approach to investment and liability management.

We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A (Excellent) by A.M. Best and Company ("A.M. Best"), independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA- for very strong financial security, Moody's Investor Services ("Moody's") rates us A2 for good financial strength and Duff & Phelps rates us AA- for very high claims paying ability. The A.M. Best's A rating is in the second highest rating category, which also includes a lower rating of A-. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. The Moody's "2" modifier means that we are in the middle of the A category. The S&P and Duff & Phelps "-" modifier signifies that we are at the lower end of the AA category. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders.

Our wholly owned insurance subsidiaries are Independence Life and Annuity Company ("Independence Life") and Keyport Benefit Life Insurance Company ("Keyport Benefit"). Other wholly owned subsidiaries are Liberty Advisory Services Corp., an investment advisory company, and Keyport Financial Services Corp., a broker-dealer.

We are a wholly owned subsidiary of Liberty Financial Companies, Inc. ("Liberty Financial") which is a publicly traded holding company. Liberty Financial is an indirect majority owned subsidiary of Liberty Mutual Insurance Company ("Liberty"), a multi-line insurance company.

Liberty Financial is an asset accumulation and management company providing investment management and retirement-oriented insurance products through multiple distribution channels. We issue and underwrite substantially all of Liberty Financial's retirement-oriented insurance products. Liberty Financial's investment advisor, asset management and bank distribution operating units are Liberty Funds Group LLC ("LFG"), Colonial Management Associates, Inc. ("Colonial"), Stein Roe & Farnham Incorporated ("Stein Roe"), Newport Pacific Management, Inc. ("Newport"), Crabbe Huson Group, Inc., Progress Investment Management Company, Liberty Asset Management Company, Liberty Wanger Asset Management ("Wanger"), and Independent Financial Marketing Group, Inc. ("Independent"). Colonial, Stein Roe and Newport manage certain underlying mutual funds and other invested assets of our separate accounts. Stein Roe also provides asset management services for a substantial portion of our general account. Independent, through its subsidiary, markets our products through the bank distribution channel.

On November 1, 2000, Liberty Financial, a Massachusetts corporation, our corporate parent issued a press release stating that it has retained CS First Boston to help explore strategic alternatives, including the possible sale of Liberty Financial. Liberty Financial added that, because the strategic review is now ongoing, it cannot speculate on the outcome, and there is no assurance that any transaction will be completed. We similarly cannot speculate on the outcome. Our management does not anticipate any material change in our financial condition.

Our executive and administrative offices are located at 125 High Street, Boston Massachusetts 02110. Our home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865.

B. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.
As of and for the year ended December 31,	2000	1999	1998	1997	1996

Income statement data:
Investment income	$ 856,808	$ 805,216	$ 815,226	$ 847,048	$ 790,365
Interest credited	539,643	526,574	562,238	594,084	572,719
Investment spread	317,165	278,642	252,988	252,964	217,646
Net change in unrealized and
undistributed gains in private
equity limited partnerships	31,604	0	0	0	0
Fee income	79,658	60,146	42,836	36,353	33,534
Operating expenses	70,542	54,424	53,544	49,941	43,815
Income before income taxes	199,713	140,636	161,519	172,651	137,846
Net income	142,585	94,659	108,600	113,561	90,624

Balance sheet data:
Total cash and investments	$13,886,294	$13,123,851	$13,317,878	$13,505,858	$12,305,312
Total assets	19,008,014	17,495,977	15,775,231	15,342,189	13,924,557
Stockholder's equity	1,280,235	1,013,388	1,135,597	1,103,021	980,782

C. Management's Discussion and Analysis of Results of Operations and Financial Condition

1. Results of Operations

Net income was $142.6 million, $94.7 million and $108.6 million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase in the year ended December 31, 2000 primarily related to the net change in unrealized and undistributed gains in private equity limited partnerships, coupled with increases in net investment spread, fee income, and decreases in net realized investment gains (losses). These increases were offset by increases in operating expenses, policy benefits, amortization of deferred policy acquisition costs and income taxes. The decrease in the year ended December 31, 1999 compared to December 31, 1998 was primarily attributable to decreases in net realized investment gains.

Income from operations (income before income taxes, net change in unrealized and undistributed gains in private equity limited partnerships, and net realized gains (losses)) was $203.9 million, $182.1 million and $160.7 million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase in 2000 compared to 1999 was primarily attributable to increases in net spread and fee income offset by an increase in operating expense. The increase in 1999 compared to 1998 was primarily attributable to the increase in net investment spread.

Investment spread is the amount by which investment income earned on our investments exceeds interest credited to policyholder balances. Investment spread was $317.2 million, $278.6 million and $253.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. The investment spread percentage was 2.26%, 1.97% and 1.78% for the years ended December 31, 2000, 1999, and 1998, respectively.

Investment income was $856.8 million, $805.2 million and $815.2 million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase of $51.6 million in 2000 compared to 1999 is the result of a higher average investment yield ($62.2 million) offset by a decrease in average invested assets ($10.6 million). The average investment yield was 6.74% in 2000 compared to 6.25% in 1999. Investment income decreased in 1999 compared to 1998 as a result of a lower average investment yield offset by an increase in average invested assets. The average investment yield was 6.25% in 1999 compared to 6.36% in 1998. Net investment income included option amortization related to the Company's equity-indexed annuities of $79.7 million, $77.2 million and $70.8 million for the years ended December 31, 2000, 1999, and 1998, respectively.

Interest credited to policyholders totaled $539.6 million, $526.6 million and $562.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increase of $13.0 million in 2000 compared to 1999 is the result of a higher average interest credited rate ($24.1 million) offset by lower average policyholder balances ($11.1 million). Policyholder balances averaged $12.0 billion ($9.7 billion of fixed products and $2.3 billion of equity-indexed annuities) in 2000 compared to $12.3 billion ($10.1 billion of fixed products and $2.2 billion of equity-indexed annuities) in 1999. The average interest credited rate was 4.48% (5.27% on fixed products and 0.85% on equity-indexed annuities) in 2000 compared to 4.28% (5.00% on fixed products and 0.85% on equity-indexed annuities) in 1999. The Company's equity-indexed annuities credit interest to the policyholder at a "participation rate" equal to a portion (ranging for existing policies from 25% to 100%) of the change in value of the S&P 500 Index. Our equity-indexed annuities also provide a full guarantee of principal if held to term, plus interest at 0.85% annually. For each of the periods presented, the interest credited to equity-indexed policyholders related to the participation rate was offset by investment income recognized on S&P 500 Index call options and futures, resulting in an 0.85% net interest credited rate. Interest credited to policyholders decreased in 1999 compared to 1998 as a result of a lower average interest credited. Policyholder balances averaged $12.3 billion in 1999 and 1998. The average interest credited rate was 4.28% in 1999 compared to 4.58% in 1998.

Average investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of our cash and cash equivalents, were $12.7 billion and $12.9 billion for the year ended December 31, 2000 and 1999, respectively.

Net realized investment (losses) gains were $(35.8) million, $(41.5) million and $0.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. The net realized investment losses in 2000 and 1999 included losses of $16.7 million and $18.3 million, respectively, for certain fixed maturity investments where the decline in value was determined to be other than temporary.

Net change in unrealized and undistributed gains in private equity limited partnerships is accounted for on the equity method and represents primarily increases in the fair value of the underlying investments of the private equity limited partnerships for which we have ownership interests in excess of 3%. This change in unrealized and undistributed gains is recorded net of the related amortization of deferred policy acquisition costs of $58.8 million and net of the amounts realized, which are recognized in investment income, of $13.3 million for the year ended December 31, 2000. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis. The corresponding amounts in 1999 and 1998 were immaterial. There can be no assurance that any unrealized and undistributed gains will ultimately be realized or that we not incur losses in the future on such investments.

Surrender charges are revenues earned on the early withdrawal of fixed, equity-indexed and variable annuity policyholder balances. Surrender charges on fixed, equity-indexed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract. Total surrender charges were $24.3 million, $17.7 million and $17.5 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Total annuity withdrawals represented 16.2% 14.7% and 13.2% of the total average annuity policyholder and separate account balances during 2000, 1999 and 1998, respectively. Higher surrenders are primarily due to increased competition from other investment products and a declining interest rate environment.

Separate account income is primarily mortality and expense charges earned on variable annuity and variable life policyholder balances and net spread from institutional business. Mortality and expense charges, which are based on the market values of the assets in the separate accounts supporting the contracts, were $39.3 million, $29.1 million and $20.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. Variable product fees represented 1.40%, 1.45% and 1.44% of average variable annuity and variable life separate account balances in 2000, 1999 and 1998, respectively. Net spread from institutional contracts was $4.2 million and $4.3 million for the years ended December 31, 2000 and 1999 respectively.

Management fees are primarily investment advisory fees related to the separate account assets. The fees are based on the levels of assets under management, which are affected by product sales, redemptions and changes in the market values of the investments managed. Management fees were $11.9 million, $8.9 million and $4.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increases reflect a higher level of average separate account assets under management. Average separate account assets were $3.7 billion, $2.6 billion and $1.5 billion for the years ended December 31, 2000, 1999 and 1998, respectively.

Operating expenses primarily represent compensation, general and administrative expenses. These expenses were $70.5 million, $54.4 million and $53.5 million for the years ended December 31, 2000, 1999 and 1998, respectively. The increases during 2000 were due to higher employee related expenses and information technology costs.

Amortization of deferred policy acquisition costs relates to the amortization of the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs included commissions, costs of policy issuance, underwriting and selling expenses.

Amortization was $116.1 million, $97.4 million, and $77.4 million for the years ended December 31, 2000, 1999 and 1998, respectively. The $18.7 million increase in amortization in 2000 compared to 1999 was primarily related to the increase in investment spread from the growth of business in force associated with fixed and equity-indexed annuities. The $20.0 increase in amortization in 1999 compared to 1998 was primarily related to the increase in investment spread from the growth of business in force associated with fixed and equity-indexed products and the increased sales of variable annuity products during 1999. Amortization expense represented 28.3%, 31.2% and 27.7% of investment spread and separate account fees for 2000, 1999, and 1998, respectively.

Income tax expense was $57.1 million, $46.0 million and $52.9 million or 28.61%, 32.69% and 32.76% of pretax income for the years ended December 31, 2000, 1999, and 1998, respectively. The decrease in the effective tax rate in 2000 compared to 1999 primarily reflects a reduction to the valuation allowance established for unrealized capital losses in the "available for sale" investment portfolio.

2. Financial Condition

Stockholder's Equity was $1.280 billion and $1.013 billion at December 31, 2000 and 1999, respectively. The $266.8 million increase in stockholder's equity consist of a $276.8 million increase in comprehensive income ($134.2 million of net unrealized investment gains combined with net income of $142.6) offset by $10.0 million in dividends paid to the parent company.

Investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of our cash and cash equivalents, were $12.6 billion and $12.8 billion at December 31, 2000 and 1999, respectively.

Our general investment policy is to hold fixed maturity investments for long-term investment and, accordingly, we do not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, we classify our entire fixed maturity portfolio as "available for sale" and carries such investments at fair value. Gross unrealized losses at December 31, 2000 and 1999 were $60.2 million and $330.3 million, respectively.

Approximately $11.6 billion, or 76.5%, of our general account and certain separate account investments at December 31, 2000, were rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the NAIC. At December 31, 2000, the carrying value of investments in below investment grade securities totaled $1.3 billion, or 8.3% of general account and certain separate account investments of $15.1 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

We routinely review our portfolio of investment securities. We identify any investments that require additional monitoring on a monthly basis, and carefully review the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, we principally consider the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded investments, management also considers market value quotations, if available. As of December 31, 2000 and 1999, the carrying value of fixed maturity investments that were non-income producing was $24.4 million and $22.6 million, respectively, which constitutes 0.16% of general account and certain separate account investments.

3. Quantitative and Qualitative Disclosures About Market Risk

Market-Sensitive Instruments and Risk Management

Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. Our primary market risk exposures are to changes in interest rates and equity prices.

The active management of market risk is integral to our operations. We may use the following approaches to manage our exposure to market risk within defined tolerance ranges: rebalance our existing asset or liability portfolios, change the character of future investment purchases, or use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased.

Corporate Oversight

We generate substantial investable funds from our annuity operations. We believe that our fixed and indexed policyholder balances should be backed by investments, principally comprised of fixed maturities, which generate predictable rates of return. We do not have a specific target rate of return. Instead, our rates of return vary over time depending on the current interest rates, the slope of the yield curve and the excess at which fixed maturities are priced over the yield curve. Our portfolio strategy is designed to achieve acceptable risk-adjusted returns by effectively managing portfolio liquidity and credit quality.

We administer and oversee the investment risk management processes primarily through our Investment Committee, our Board of Directors, and the Board of Directors of Liberty Financial. The Investment Committee and Board of Directors provide executive oversight of investment activities. The Investment Committee is a senior management committee consisting of the Chief Investment Officer, Chief Financial Officer, President, Chief Operating Officer and members of senior management of Liberty Financial. The Investment Committee meets monthly to provide detailed oversight of investment risk, including market risk.

We have investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. In addition, we have specific investment policies that delineate the investment limits and strategies that are appropriate given our liquidity, surplus, product and regulatory requirements.

We monitor and manage our exposure to market risk through asset allocation limits, duration limits, and stress tests. Asset allocation limits place restrictions on the aggregate fair value which may be invested within an asset class. Duration limits on the aggregate investment portfolio, and, as appropriate, on individual components of the portfolio, place restrictions on the amount of interest rate risk that may be taken. Stress tests measure downside risk to fair value and earnings over longer time intervals and for adverse market scenarios.

The day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by asset allocation, duration and other limits, including but not limited to credit and liquidity.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. This risk arises from our primary activities, as we invest substantial funds in interest-sensitive assets and also have interest-sensitive liabilities. Our asset/liability management emphasizes a conservative approach, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets.

We manage the interest rate risk inherent in our assets relative to the interest rate risk inherent in our liabilities. One of the measures we use to quantify this exposure is effective duration. Effective duration is a common measure for the price sensitivity of assets and liabilities to changes in interest rates. It measures the approximate percentage change in the fair value of assets and liabilities when interest rates change by 100 basis points. This measure includes the impact of estimated changes in portfolio cash flows from features such as prepayments and bond calls. The effective duration of assets and related liabilities are produced using standard financial valuation techniques. At December 31, 2000 and 1999, the estimated difference between our asset and liability duration was approximately 0.8 and 1.8, respectively. This positive duration gap indicates that the fair value of our assets is somewhat more sensitive to interest rate movements than the fair value of our liabilities.

We seek to invest premiums and deposits to create future cash flows that will fund future benefits, claims, and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. In order to achieve this objective and limit our exposure to interest rate risk, we adhere to a philosophy of managing the effective duration of assets and related liabilities. We use interest rate swaps, futures and caps to reduce the interest rate risk resulting from effective duration mismatches between assets and liabilities. To the extent that actual results differ from the assumptions utilized, our effective duration could be significantly impacted. Important assumptions include the timing of cash flows on mortgage-related assets and liabilities subject to policyholder surrenders. Additionally, our calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

Our potential exposure due to a 10% increase in prevailing interest rates from December 31, 2000 and 1999 levels was a loss of $79.2 million and $146.3 million, respectively, in fair value of our fixed-rate assets that were not offset by a decrease in the fair value of our fixed-rate liabilities. The decrease in potential exposure is primarily due to higher prevailing market interest rates and the decrease in positive duration gap. We expect that our exposure to loss as interest rate changes occur will be minimized and that actual losses will be less than the estimated potential loss due to the combination of asset/liability management strategies and flexibility in adjusting crediting rate levels.

Equity Price Risk

Equity price risk is the risk that we will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 2000 and 1999, we had approximately $76.4 million and $37.9 million, respectively, in common stocks and $337.7 million and $701.1 million, respectively, in call options.

At December 31, 2000 and 1999, we had $2.3 billion and $2.2 billion, respectively, in equity-indexed annuity liabilities that provide customers with contractually guaranteed participation in price appreciation of the Standard & Poor's 500 Composite Price Index ("S&P 500 Index"). We purchase equity-indexed options and futures to hedge the risk associated with the price appreciation component of equity-indexed annuity liabilities.

We manage the equity risk inherent in our assets relative to the equity risk inherent in our liabilities by conducting detailed computer simulations that model our S&P 500 Index derivatives and our equity-indexed annuity liabilities under stress-test scenarios in which both the index level and the index option implied volatility are varied through a wide range. Implied volatility is a value derived from standard option valuation models representing an implicit forecast of the standard deviation of the returns on the underlying asset over the life of the option or future. The fair values of S&P 500 Index linked securities, derivatives, and annuities are produced using standard derivative valuation techniques. The derivative portfolios are constructed to maintain acceptable interest margins under a variety of possible future S&P 500 Index levels and option or future cost environments. In order to achieve this objective and limit our exposure to equity price risk, we measure and manage these exposures using methods based on the fair value of assets and the price appreciation component of related liabilities. We use derivatives, including futures, options and total return swaps to modify our net exposure to fluctuations in the S&P 500 Index.

Based upon the information and assumptions we use in our stress-test scenarios at December 31, 2000 and 1999, management estimates that if the S&P 500 Index increases by 10%, the net fair value of our assets and liabilities described above would increase (decrease) by approximately $(5.7) million and $1.5 million, respectively. If the S&P 500 Index decreases by 10%, management estimates that the net fair value of our assets and liabilities will decrease by approximately $7.2 million and $0.2 million, respectively. If option implied volatilities increase by 100 basis points, management estimates that the net fair value of its assets and liabilities will decrease by approximately $1.4 million and $5.2 million, respectively.

The simulations do not consider the effects of other changes in market conditions that could accompany changes in the equity option and futures markets including the effects of changes in implied dividend yields, interest rates, and equity-indexed annuity policy surrenders.

4. Derivatives

As a component of our investment strategy and to reduce our exposure to interest rate risk, we utilize interest rate and total return swap agreements and interest rate cap agreements to match assets more closely to liabilities. Interest rate swap agreements are agreements to exchange with counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. We currently utilize interest rate swap agreements to reduce asset duration and to better match interest earned on longer-term fixed-rate assets with interest credited to policyholders. A total return swap agreement is an agreement to exchange payments based upon an underlying notional balance and changes in variable rate and total return indices. We utilize total return swap agreements to hedge our obligations related to certain separate account liabilities. We had 69 and 67 outstanding swap agreements with an aggregate notional principal amount of $3.8 billion and $3.4 billion as of December 31, 2000 and 1999, respectively.

Cap agreements are agreements with a counterparty that require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates. We had interest rate cap agreements with an aggregate notional amount of $50.0 million at December 31, 1999. We had no outstanding interest rate cap agreements as of December 31, 2000.

With respect to our equity-indexed annuities and certain separate account liabilities, we buy call options, futures and certain total return swap agreements on the S&P 500 Index to hedge our obligations to provide returns based upon this index. We had total return swap agreements with a carrying value of $23.9 million and $37.8 million as of December 31, 2000 and 1999, respectively.

There are risks associated with some of the techniques we use to match our assets and liabilities. The primary risk associated with swap, cap and call option agreements is counterparty nonperformance. We believe that the counterparties to our swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Future contracts trade on organized exchanges and, therefore, have minimal credit risk. In addition, swap and cap agreements have interest rate risk and call options, futures and certain total return swap agreements have stock market risk. These swap and cap agreements hedge fixed-rate assets and we expect that any interest rate movements that adversely affect the market value of swap agreements would be offset by changes in the market values of such fixed-rate assets. However, there can be no assurance that these hedges will be effective in offsetting the potential adverse effects of changes in interest rates. Similarly, the call options, futures and certain total return swap agreements hedge our obligations to provide returns on equity-indexed annuities and certain separate account liabilities based upon the S&P 500 Index, and we believe that any stock market movements that adversely affect the market value of S&P 500 Index call options, futures and certain total return swap agreements would be substantially offset by a reduction in policyholder and certain separate account liabilities. However, there can be no assurance that these hedges will be effective in offsetting the potentially adverse effects of changes in S&P 500 Index levels. Our profitability could be adversely affected if the value of our swap and cap agreements increase less than (or decrease more than) the change in the market value of our fixed rate assets and/or if the value of its S&P Index 500 call options, futures and certain total return swap agreements increase less than (or decrease more than) the value of the guarantees made to equity-indexed and certain separate account policyholders.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This statement amended SFAS No. 133 to defer its effective date one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" - an amendment of SFAS No. 133. This statement makes certain changes in the hedging provisions of SFAS No. 133 and is effective concurrent with SFAS No. 133 (collectively hereafter referred to as the "Statement"). The Statement will require us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Upon adoption, we will be required to record a cumulative effect adjustment to reflect this accounting change.

We estimate that the cumulative effect, reported after tax and net of related effects of deferred policy acquisition costs, upon adoption at January 1, 2001 will decrease net income and stockholder's equity by approximately $55.0 million. The adoption of the Statement may increase volatility in reported income due to the requirement to mark all derivatives to fair value and the definition of an effective hedging relationship under the Statement as opposed to certain hedges we believe are effective economic hedges. We believe that we will continue to utilize our current risk management philosophy, which includes the use of derivative instruments.

5. Liquidity and Capital Resources

Our liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. We use cash for the payment of annuity and life insurance benefits, operating expenses, policy acquisition costs, and investment purchases. We generate cash from annuity premiums, deposits, net investment income, and from maturities and sales of our investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet our cash requirements. We monitor cash and cash equivalents in an effort to maintain sufficient liquidity and have strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of our obligations, we have invested a substantial amount of our general account assets in readily marketable securities. At December 31, 2000, $11.0 billion, or 79.2%, of our general account investments are considered readily marketable.

To the extent that unanticipated surrenders cause us to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on us. Although no assurance can be given, we believe that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market. In addition, our fixed-rate products incorporate surrender charges to encourage persistency and make the cost of our policyholder balances more predictable. Approximately 75% of our fixed annuity policyholder balances were subject to surrender charges or restrictions at December 31, 2000.

Current Rhode Island insurance law permits us to pay dividends or distributions to Liberty Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We paid $10.0 million, $30.0 million and $20.0 million in dividends to Liberty Financial in 2000, 1999 and 1998, respectively. We had not previously paid any dividends since our acquisition in 1988. At December 31, 2000, the amount of additional dividends that we could pay without such approval was $51.3 million.

Based upon our historical cash flow, our current financial condition and our expectation that there will not be a material adverse change in the results of our operations and our subsidiaries during the next twelve months, we believe that cash flow provided by operating activities over this period will provide sufficient liquidity for us to meet our liquidity needs.

6. Strategic Review

On November 1, 2000, our parent company announced that it has retained an investment banking firm to review its strategic alternatives, including our possible sale. To help retain our employees during the strategic review, we implemented a special compensation plan that provides cash retention bonuses to substantially all employees. We recorded a $2.0 million expense in 2000 relating to this plan. The retention bonuses are generally based on employees' base salary and/or target incentive compensation amounts, except for sales personnel where retention bonuses are based on sales. The estimated maximum cost of the retention bonuses, assuming all covered employees remain with us, is approximately $28.0 million with fifty percent payable on November 1, 2001 and the remainder payable on April 1, 2002. In the event of a change of our control that occurs prior to November 1, 2001, the payments would be accelerated and the retention bonus amount would be reduced, subject to a minimum. The estimated minimum retention bonus is approximately $17.0 million and would be recognized if a change of control occurs as of May 14, 2001. The amount of the retention bonus increases from the minimum on May 14, 2001 to the maximum on October 31, 2001. In calculating the 2000 expense of $2.0 million, a turnover rate of 15% was assumed.

7. Forward-Looking Statements

We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Investors are cautioned that all statements, trend analyses and other information contained in this report or in any of our filings under Section 13 or 15 (d) of the Securities Exchange Act of 1934 (the "Exchange Act"), relative to the markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions, constitute forward-looking statements under the Reform Act. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) general economic conditions and market factors, such as prevailing interest rate levels, stock market performance and fluctuations in the market for retirement-oriented savings products, which may adversely affect our ability to sell our products and services and the market value of our investments and assets under management and, therefore, the portion of our revenues that are based on a percentage of assets under management; (2) our ability to manage effectively our investment spread (i.e. the amount by which investment income exceeds interest credited to annuity and life insurance policyholders) as a result of changes in interest rates and crediting rates to policyholders, market conditions and other factors (our results of operations and financial condition are significantly dependent on our ability to manage effectively our investment spread); (3) levels of surrenders and withdrawals of our retirement-oriented insurance products; (4) our ability to manage effectively certain risks with respect to our investment portfolio, including risks relating to holding below investment grade securities and the ability to dispose of illiquid and/or restricted securities at desired times and prices, and the ability to manage and hedge against interest rate changes through asset/liability management techniques; (5) competition in the sale of our products and services, including our ability to establish and maintain relationships with distributors of our products; (6) changes in our financial ratings or those of our competitors; (7) our ability to attract and retain key employees, including senior officers, investment managers and sales executives; (8) the impact of and our compliance with existing and future regulation, including restrictions on the ability to pay dividends and any of our obligations under any guaranty fund assessment laws; (9) changes in applicable tax laws which may affect the relative tax advantages and attractiveness of some of our products; (10) the result of any litigation or legal proceedings involving us; (11) changes in generally accepted accounting principles and the impact of accounting principles and pronouncements on our financial condition and results of operations; (12) the other risk factors or uncertainties contained from time to time in any document incorporated by reference in this report or otherwise filed by us under the Exchange Act. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements and no assurances can be given that the estimates and expectations reflected in such statements will be achieved.

D. General Account Investments

Premium deposits on fixed and indexed annuities are credited to our general account and certain separate account investments (which at December 31, 2000 totaled $15.1 billion). Total general account and certain separate account investments include cash and cash equivalents. To maintain our investment spread at acceptable levels, we must earn returns on its general account sufficiently in excess of the fixed or indexed returns credited to policyholders. The key element of this investment process is asset/liability management. Successful asset/liability management requires both a quantitative assessment of overall policy liabilities (including maturities, surrenders and crediting of interest) and prudent investment of general and certain separate account assets. The two most important tools in managing policy liabilities are setting crediting rates and establishing surrender periods. The investment process requires portfolio techniques that earn acceptable yields while effectively managing both interest rate risk and credit risk. We emphasize a conservative approach to asset/liability management, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets. The approach is also designed to reduce earnings volatility. Various factors can impact our investment spread, including changes in interest rates and other factors affecting our general account and certain separate account investments.

The bulk of our general account and certain separate account investments are invested in fixed maturity securities (76.4% at December 31, 2000). Our principal strategy for managing interest rate risk is to closely match the duration of our general account investment portfolio to its policyholder balances. We also employ hedging strategies to manage this risk, including interest rate swaps and caps. In the case of equity-indexed products, we purchase S&P 500 Index call options and futures to hedge its obligations to provide participation rate returns. Credit risk is managed by careful credit analysis and monitoring. A portion of the general account and certain separate account investments (8.3% at December 31, 2000) are invested in below investment grade fixed maturity securities to enhance overall portfolio yield. Below investment grade securities pose greater risks than investment grade securities. We actively manage our below investment grade portfolio to optimize our risk/return profile. At December 31, 2000, the carrying value of fixed maturity investments that were non-income producing was $24.4 million, which constituted 0.2% of our general account and certain separate account investments.

As of December 31, 2000, we owned approximately $3.3 billion of mortgage-backed securities (21.8% of its general and certain separate account investments), 98.8% of which were investment grade. Mortgage-backed securities are subject to prepayment and extension risks, since the underlying mortgages may be repaid more or less rapidly than scheduled.

As of December 31, 2000, approximately $3.3 billion (21.8% of our general and certain separate account investments) were invested in securities that were sold without registration under the Securities Act and were not freely tradable under the Securities Act or which were otherwise illiquid. These securities may be resold pursuant to an exemption from registration under the Securities Act. If we sought to sell such securities, we might be unable to do so at the then current carrying values and might have to dispose of such securities over extended periods of time at uncertain levels.

E. Marketing and Distribution

Our sales strategy is to use multiple distribution channels to achieve broader market presence. During 2000, the bank channel represented approximately 50.1% of our annuity sales, and the brokerage channel represented approximately 12.5%. The sale of insurance and investment products through the bank distribution channel is highly regulated. Sales through other distributors of insurance products, such as financial planners, insurance agents and an institutional channel represented approximately 37.4% of total annuity sales.

The following table presents sales information in our distribution channels for the periods indicated (in millions).

	Sales of Fixed and Indexed Annuities			Sales of Variable Annuities
	Year Ended December 31,			Year Ended December 31,
	2000	1999	1998	2000	1999	1998
Bank channel:
Independent	$374.0	$56.2	$71.3	$215.0	$285.5	$223.7
Third party bank marketers	726.9	457.2	294.4	74.3	35.6	45.8

Other channels:
Broker-dealers	186.5	56.0	69.8	160.6	252.1	126.0
Other distributors (1)	773.9	555.0	547.5	266.8	292.8	111.8

(1) Includes institutional annuities.

F. Regulation

Our business activities are extensively regulated. The following briefly summarizes the principal regulatory requirements and certain related matters.

Our retirement-oriented insurance products generally are issued to individuals. The policy is a contract between the issuing insurance company and the policyholder. State law regulates policy forms, including all principal contract terms. In most cases, the policy form must be approved by the insurance department or similar agency of a state in order for the policy to be sold in that state.

We are chartered in Rhode Island and the State of Rhode Island Insurance Department is our primary oversight regulator. We also must be licensed by the state insurance regulators in each other jurisdiction in which we conduct business. We are currently licensed to conduct business in 49 states (the exception being New York), and in the District of Columbia and the Virgin Islands. State insurance laws generally provide regulators with broad powers related to issuing licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval, and other related matters. The regulators also make periodic examinations of individual companies and review annual and other reports on the financial conditions of all companies operating within their respective jurisdictions.

We prepare our statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Rhode Island. State laws prescribe certain statutory accounting practices. Permitted statutory accounting practices encompass all accounting practices that are not proscribed; such practices may differ between the states and companies within a state. In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that we use to prepare our statutory-based financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of Rhode Island must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. The State of Rhode Island has adopted Codification. The adoption of Codification on our statutory-basis financial statements in Rhode Island will reduce statutory surplus at January 1, 2001 by $20 million.

Risk-Based Capital Requirements. In recent years, various states have adopted new quantitative standards promulgated by the NAIC. These standards are designed to reduce the risk of insurance company insolvencies, in part by providing an early warning of financial or other difficulties. These standards include the NAIC's risk-based capital ("RBC") requirements. RBC requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The requirements provide for four different levels of regulatory attention which implement increasing levels of regulatory control (ranging from development of an action plan to mandatory receivership). As of December 31, 2000, our capital and surplus exceeded the level at which the least severe of these regulatory attention levels would be triggered.

Guaranty Fund Assessments. Under the insurance guaranty fund laws existing in each state, insurers can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Because assessments typically are not made for several years after an insurer fails, we cannot accurately determine the precise amount or timing of its exposure to known insurance company insolvencies at this time. For certain information regarding our historical and estimated future assessments, see Note 11 to our Consolidated Financial Statements. The insolvency of large life insurance companies in future years could result in material assessments to us by state guaranty funds. No assurance can be given that such assessments would not have a material adverse effect on us.

Insurance Holding Company Regulation. Current Rhode Island insurance law permits us to pay dividends or distributions to Liberty Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We paid $10.0 million and $30.0 million in dividends to Liberty Financial during 2000 and 1999, respectively. As of December 31, 2000, the amount of additional dividends that we could pay without such approval was $51.3 million. In addition, no person or group may acquire, directly or indirectly, 10% or more of our voting stock or voting power unless such person has provided certain required information to the Rhode Island Department of Business Regulation and such acquisition is approved by the Department.

General Regulation at Federal Level and Certain Related Matters.

Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures that may significantly affect the insurance business include limitations on antitrust immunity, minimum solvency requirements and the removal of barriers restricting banks from engaging in the insurance business. In particular, several proposals to repeal or modify the Bank Holding Company Act of 1956 (which prohibits banks from being affiliated with insurance companies) have been made by members of Congress. Moreover, the United States Supreme Court held in 1995 in NationsBank of North Carolina v. Variable Annuity Life Insurance Company that annuities are not insurance for purposes of the National Bank Act. In addition, the Supreme Court also held in 1995 in Barnett Bank of Marion City v. Nelson that state laws prohibiting national banks from selling insurance in small town locations are preempted by federal law. The Office of the Comptroller of the Currency adopted a ruling in November 1996 that permits national banks, under certain circumstances, to expand into other financial services, thereby increasing competition for us. At present, the extent to which banks can sell insurance and annuities without regulation by state insurance departments is being litigated in various courts in the United States. Although the effect of these recent developments on us and our competitors is uncertain, there can be no assurance that such developments would not have a material adverse effect on us.

On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 was signed into law. The major provisions of this new law became effective on November 13, 2000. While the Gramm-Leach-Bliley Act eliminates legal barriers to affiliates among banks, insurance companies and other financial services companies and therefore effectively repeals the Glass-Steagall Act of 1933 (which restricted banks from engaging in securities-related businesses), the effect on us and our competitors is uncertain.

G. Competition

Our business activities are conducted in extremely competitive markets. We compete with a large number of life insurance companies, some of which are larger and more highly capitalized and have higher ratings than we do. No one company dominates the industry. In addition, our products compete with alternative investment vehicles available through financial institutions, brokerage firms and investment managers. Management believes that we compete principally with respect to product features, pricing, ratings and service; management also believes that we can continue to compete successfully in this market by offering innovative products and superior services. In addition, financial institutions and broker-dealers focus on the insurer's ratings for financial strength or claims-paying ability in determining whether to market the insurer's annuities.

H. Employees

As of December 31, 2000, we had 384 full-time employees. We provide our employees with a broad range of employee benefit programs. We believe that our relations with our employees are excellent.

COMPANY MANAGEMENT

The following are our principal officers and directors:

	Position with	Other Business, Vocation
	Keyport	or Employment for Past
Name, Age	Year of Election	Five Years

Frederick Lippitt, 84	Director, 1/31/62, and Assistant Secretary, 4/9/69	Chairman of The Providence Plan, Providence, RI

Robert C. Nyman, 65	Director, 4/11/96	Formerly President and Chairman of Nyman Manufacturing Co., East Providence, RI

Philip K. Polkinghorn, 43	Director and President, 5/8/99

Director and President of Keyport Benefit Life Insurance Company, 5/10/99; Director, 6/7/99, and President, 6/8/99, of LASC; Director, 5/5/99, and President, 5/10/99, of Independence Life and Annuity Company; formerly Senior Vice President and Chief Marketing Officer American General Life, 12/96; formerly Senior Vice President Products of First Colony Life Insurance Company, 3/96; formerly Chief Marketing Officer of Allmerica Insurance Company, 3/93

Paul H. LeFevre, Jr., 58	Chief Operating Officer, 5/8/99

Formerly Acting President, 10/22/98, Executive Vice President, 4/10/97, Senior Vice President and Chief Financial Officer, 4/5/90, of the Company; Director, 1/30/98, and Chief Operating Officer, 5/11/99, of Keyport Benefit Life Insurance Company; formerly Acting President, 12/4/98, and Executive Vice President, 2/6/98, of Keyport Benefit Life Insurance Company; formerly Director, 1/8/93, Executive Vice President, 7/22/97, Senior Vice President and Chief Financial Officer, 1/8/93, of LASC; Director, 10/1/93, and Chief Operating Officer, 5/10/99, of Independence Life and Annuity Company; formerly Acting President, 12/31/98, Executive Vice President, 7/28/97, Senior Vice President and Chief Financial Officer, 10/1/93, of Independence Life and Annuity Company

Bernard R. Beckerlegge, 54	Senior Vice President and General Counsel, 9/1/95

Director, 1/30/98, and Senior Vice President and General Counsel, 2/6/98, of Keyport Benefit Life Insurance Company; formerly Senior Vice President and General Counsel of LASC, 7/22/97; Senior Vice President and General Counsel of Independence Life and Annuity Company, 10/9/95; formerly General Counsel for B.T. Variable Insurance Co., 8/1/88

William Hayward, 45	Senior Vice President, 8/13/99	Senior Vice President of Keyport Benefit Life Insurance Company, 9/10/99; formerly Vice President and Managing Director - Administration/Information Systems of Allmerica Financial Corporation, 1/94

Bernhard M. Koch, 46	Senior Vice President and Chief Financial Officer, 8/7/97

Senior Vice President and Chief Financial Officer, 2/6/98, of Keyport Benefit Life Insurance Company; formerly Director of Keyport Benefit Life Insurance Company, 1/30/98; formerly Senior Vice President and Chief Financial Officer of LASC, 7/22/97; Senior Vice President and Chief Financial Officer of Independence Life and Annuity Company, 7/28/97; formerly Executive Vice President and Chief Financial Officer of Life Partners Group, 12/1/95; formerly Senior Vice President and Chief Financial Officer of Laurentian Capital Corp., 6/1/88

Stewart R. Morrison, 44	Senior Vice President, 4/10/97, and Chief Investment Officer, 5/16/94

Formerly Vice President, Investments of the Company; Director, 12/4/98, and Senior Vice President and Chief Investment Officer, 2/6/98, of Keyport Benefit Life Insurance Company; Director, 12/30/98, and Senior Vice President and Chief Investment Officer of LASC, 7/22/97; formerly Vice President, Investments of LASC, 1/8/93; Senior Vice President and Chief Investment Officer of Independence Life and Annuity Company, 7/28/97; formerly Vice President, Investments of Independence Life and Annuity Company, 10/1/93

James P. Greaton, 43	Vice President and Corporate Actuary, 6/12/96

Vice President and Corporate Actuary of Keyport Benefit Life Insurance Company, 2/6/98; Vice President and Corporate Actuary of Independence Life and Annuity Company, 12/31/96; formerly Valuation Actuary, Providian Capital Management, 5/94

Jeffrey J. Lobo, 39	Vice President--Risk Management, 6/12/96

Formerly Assistant Vice President - Director of Quantitative Research for the Company; Vice President - Risk Management of Keyport Benefit Life Insurance Company, 2/6/98; formerly Vice President of Credit Suisse Financial Products, 11/94

Jeffery J. Whitehead, 44	Vice President, 11/5/92, and Treasurer, 5/4/95

Formerly Controller of the Company; Vice President and Treasurer of Keyport Benefit Life Insurance Company, 2/6/98; Vice President and Treasurer of LASC, 5/19/95; Vice President and Treasurer of Independence Life and Annuity Company, 5/19/95

EXECUTIVE COMPENSATION TABLES AND INFORMATION

The tables that appear below, along with the accompanying text and footnotes, provide information on compensation and benefits for the named executive officers, in accordance with applicable SEC requirements. All the data regarding values for stock options pertain to options to purchase shares of our parent corporation, Liberty Financial Companies, Inc. ("Liberty Financial"). Such data are hypothetical in terms of the amounts that an individual may or may not receive, because such amounts are contingent on continued employment with us and the price of Liberty Financial's Common Stock ("Common Stock"). All year-end values shown in these tables for outstanding stock options reflect a price of $44.5625 per share, which was the closing price of the Common Stock on the New York Stock Exchange on December 29, 2000 (the last trading day of 2000). None of the named executive officers received any perquisites during 2000 exceeding the lesser of $50,000 or 10% of such officer's total salary and bonus for such year.

Summary Compensation Table. The following table sets forth compensation information for the past three fiscal years for each of our chief executive officer and the other four most highly compensated executive officers:

Summary Compensation Table
Long-Term
Annual Compensation	Compensation
				Restricted	Securities	All Other
Name and Principal		Base Salary	Bonus	Stock	Underlying	Compensation
Position During 2000	Year	($)	($)[1]	Awards[2]($)	Options (#)	($)[3]

Philip K. Polkinghorn (4)	2000	435,000	501,000	105,415	25,000	26,052
President	1999	279,960	350,000	377,188	50,000	553,429

Paul H. LeFevre, Jr.	2000	354,600	300,000	118,592	15,000	30,069
Chief Operating	1999	341,000	363,000	112,988	18,000	24,434
Officer	1998	328,000	338,300	210,813	9,000	41,422

Francis E. Reinhart (5)	2000	243,800	--	26,358	5,000	333,216
Senior Vice President	1999	268,000	123,500	--	11,000	12,773
& Chief	1998	258,000	112,000	--	6,500	25,490
Information Officer

Stewart R. Morrison	2000	285,000	212,000	118,592	12,000	19,653
Senior Vice President &	1999	255,000	200,000	90,881	9,000	15,432
Chief Investment Officer	1998	240,000	145,000	63,219	5,000	25,808

Bernhard M. Koch	2000	275,600	165,000	65,885	9,000	9,720
Senior Vice President &	1999	265,000	139,100	44,213	7,000	8,340
Chief Financial Officer	1998	258,000	123,000	55,781	5,000	64,027

____________________________________________

1  The bonus payments are reported with respect to the year in which the bonus was earned.

2  Calculated by multiplying the closing price of Liberty Financial's Common Stock on the New York Stock Exchange on the date of grant ($26.3538 on May 9, 2000;$23.1875 on May 5, 1999 and $24.5625 on May 11, 1999; $37.1875 on May 11, 1998 and $24.3125 on October 23, 1998; $28.50 on May 13, 1997) by the number of shares awarded. The number of shares and value of restricted stock held by the named executive officers as of December 29, 2000 (based on the New York Stock Exchange closing price of $44.5620 for Liberty Financial's Common Stock at fiscal year end) is as follows: Mr. Polkinghorn: 20,000 shares, $891,240; Mr. LeFevre: 19,500 shares, $868,959; Mr. Morrison: 11,400 shares, $508,007; Mr. Koch: 5,800 shares, $258,460; and Mr. Reinhart 1,000 shares, $44,562. The restricted stock granted in May 1998 (Mr. LeFevre 2,400 shares; Mr. Morrison 1,700 shares and Mr. Koch 1,500 shares) will vest on May 12, 2004 or any time after May 11, 2000 if for a 10 consecutive trading day period the closing price of Liberty Financial common stock exceeds $54.45. The restricted stock granted in October 1998 (Mr. LeFevre 5,000 shares) will vest on October 23, 2004 or any time after October 22, 2000 if for a 10 consecutive trading day period the closing price of Liberty Financial common stock exceeds $35.60. The stock granted to Mr. Polkinghorn on May 5, 1999 (11,500 shares) will vest on May 5, 2005 or any time after May 4, 2001 if for a 10 consecutive trading day period the closing price of Liberty Financial Common Stock exceeds $33.95. The restricted stock granted on May 11, 1999 (Mr. LeFevre 4,600 shares, Mr. Morrison 3,700 shares, and Mr. Koch 1,800 shares) will vest on May 11, 2005 or any time after May 10, 2001 if for a 10 consecutive day trading period the closing price of Liberty Financial Company Common Stock exceeds $35.96. The restricted stock granted on May 9, 2000 (Mr. Polkinghorn 4,000 shares, Mr. LeFevre 4,500 shares, Mr. Morrison 4,500 shares, and Mr. Koch 2,500 shares) will vest on May 9, 2006 or any time after May 8, 2002 if for a 10 consecutive trading day period the closing price of Liberty Financial common stock exceeds $26.35. Holders of restricted stock are entitled to vote their restricted shares and retain all dividends which may be paid with respect to such shares. In general, in the event of termination of employment, restricted shares are forfeited by the holders and revert to Liberty Financial. The closing price of the Liberty Financial's Common Stock on the New York Stock Exchange on March 16, 2001 was $44.25.

3  Consists of (a) contributions under defined contribution plans for the benefit of the named executive officers, individually as follows: Mr. Polkinghorn, $26,052 in 2000, $12,458 in 1999; Mr. LeFevre, $30,069 in 2000, $24,434 in 1999, and $41,422 in 1998; Mr. Reinhart, $333,216 in 2000, $12,773 in 1999, and $25,490 in 1998; Mr. Morrison, $19,653 in 2000, $15,432 in 1999, and $25,808 in 1998; and Mr. Koch, $9,720 in 2000, $8,640 in 1999, and $7,650 in 1998; (b) for Mr. Polkinghorn, a signing bonus of $500,000 and a relocation reimbursement of $40,971 in 1999; and (c) in the case of Mr. Koch, a relocation reimbursement of $56,377 in 1998.

4  Mr. Polkinghorn became President on May 5, 1999.

5  Mr. Reinhart's all other compensation includes payments into the supplementary retirement plan. Mr. Reinhart retired on October 1, 2000.

Option Grant Table. The following table sets forth certain information regarding options to purchase Common Stock granted during 2000 by Liberty Financial to the executive officers named in the above summary compensation table.

Option Grants in Last Fiscal Year
					Potential Realizable
Number of		Percent of			Value at Assumed
Securities		Total Options			Annual Rates of Stock
Underlying		Granted to	Exercise		Price Appreciation of
Options		Employees in	Price Per	Expiration	Option Term ($)1
Name	Granted (#)	2000	Share ($)	on Date1	5%	10%

Philip K. Polkinghorn	25,000	3.18%	18.0000	5/08/10	283,003	717,184

Paul H. LeFevre, Jr.	15,000	1.91%	18.0000	5/08/10	169,802	430,310

Francis E. Reinhart	5,000	0.64%	18.0000	5/08/10	56,601	143,437

Stewart R. Morrison	12,000	1.53%	18.0000	5/08/10	135,841	344,248

Bernhard M. Koch	9,000	0.74%	18.0000	5/08/10	101,881	258,186

1 Amounts represent hypothetical gains that could be achieved for the respective options if such options are not exercised until the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% in accordance with applicable SEC regulations, compounded annually from the dates the options were granted until their expiration dates and, therefore, are not intended to forecast possible future appreciation in the Common Stock. This table does not take into account changes in the price of the Common Stock after the date of grant.

Option Exercises and Year-End Values Table. The following table sets forth certain information regarding (i) the 2000 exercises of stock options and (ii) the stock options held as of December 31, 2000 by the executive officers named in the above summary compensation table.

Aggregate Option Exercises in Last Fiscal Year and Aggregate Option Values at Fiscal Year-End

			Number of		Value of
			Securities		Unexercised
	Shares		Underlying		In-the-Money
	Acquired		Unexercised		Options at
	Upon	Value	Options at		Year-End
	Exercise	Realized	Year-End (#)		($) (1)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Phillip K. Polkinghorn	--	---	12,500	62,500	257,041	1,435,172

Paul H. LeFevre, Jr.	9,837	165,704	43,535	35,268	958,641	738,097

Francis E. Reinhart	---	---	57,126	---	1,313,425	---

Stewart R. Morrison	---	---	18,439	22,749	357,514	496,934

Bernhard M. Koch	----	---	11,562	19,188	111,428	381,824

(1) The value of unexercised in-the-money options is calculated by multiplying the number of underlying shares by the difference between the closing price of the Liberty Financial Common Stock on the New York Stock Exchange at the end of 2000 ($44.562) and the option exercise price of those shares. These values have not been realized. The closing price of the Liberty Financial Common Stock on the New York Stock Exchange on March 16, 2001 was $44.25.

Certain Additional Information Regarding Executive Officer Compensation

Defined Benefit Retirement Programs. Each of the executive officers in the above summary compensation table participates in Liberty Financial's Pension Plan and Keyport's Supplemental Pension Plan (collectively, the "Pension Plans"). The following table shows the estimated annual pension benefits payable upon retirement for the specified compensation and years of service classification under the Pension Plans.

Estimated Annual Retirement Benefits at Age 65

under the Pension Plans
	Years of Credited Service
Compensation	15	20	25	30	35
$ 200,000	$ 51,570	$ 68,760	$ 85,950	$ 92,617	$ 99,283
400,000	105,570	140,760	175,950	189,283	202,617
600,000	159,570	212,760	265,950	285,950	306,950
800,000	213,570	284,760	355,950	382,617	409,283
1,000,000	267,570	356,760	445,950	479,283	512,617
1,200,000	321,570	428,760	535,950	575,950	615,950

Benefits under the Pension Plans are based on an employee's average pay for the five highest consecutive years during the last ten years of employment, the employee's estimated social security retirement benefit and years of credited service with Keyport. The current average compensation covered by the Pension Plans for each participating executive officer in the above summary compensation table is as follows: Mr. Polkinghorn, $782,980; Mr. LeFevre, $584,083; Mr. Reinhart, $364,967; Mr. Morrison, $380,284; and Mr. Koch, $387,600. For purposes of determining benefits payable upon retirement under the Pension Plans, compensation includes base salary and annual bonus. Benefits are payable in the form of a single-life annuity providing for monthly payments. Actuarially equivalent methods of payment may be elected by the recipient. As of December 31, 2000, the executive officers named in the above summary compensation table had the following full credited years of service under the Pension Plans: Mr. Polkinghorn, 1 year; Mr. LeFevre, 21 years; Mr. Reinhart, 16 years; Mr. Morrison, 10 years; and Mr. Koch, 3 years. Mr. Polkinghorn and Mr. Koch are not yet vested under the Pension Plan.

Change of Control Provisions of 1990 Stock Option Plan. Liberty Financial's 1990 Stock Option Plan, as amended (the "1990 Plan"), provided for the grant of options to officers and other key employees of Liberty Financial for the purchase of shares of common stock. As of March 16, 2001, options issued and outstanding under the 1990 Plan included 12,872 shares held by Mr. LeFevre (all of which were vested) and 12,750 shares held by Mr. Reinhart (all of which were vested). No additional options will be granted under the 1990 Plan. Upon a change of control of Liberty Financial (defined as the transfer of 50% or more of the equity ownership of Liberty Financial other than solely pursuant to a public offering in which securities are issued for cash), Liberty Financial's Compensation and Stock Option Plan committee may, in its discretion, elect to cancel all outstanding options by paying the holders thereof an amount equal to the difference between the fair market value of the Common Stock and the exercise price of such options.

Compensation of Directors. Directors of Keyport who are also employees receive no compensation in addition to their compensation as employees of Keyport. The two outside directors (Lippitt and Nyman) receive $2,000 per quarter, plus $500 for each meeting of the Board of Directors and $200 for each Audit Committee meeting that they attend. Three meetings of the Board of Directors and two meetings of the Audit Committee are scheduled annually.

PROPERTIES

As of December 31, 2000, we maintained our executive, administrative and sales offices in leased facilities. We lease approximately 96,500 square feet in two facilities in downtown Boston pursuant to leases which expire in 2008. We also lease approximately 19,800 square feet in a single facility in Lincoln, Rhode Island pursuant to a lease that expires in 2007. We sub-lease approximately 600 square feet from Independent Financial Marketing Group in Purchase, New York under a lease which expires in 2007.

LEGAL PROCEEDINGS

We are, from time to time, involved in litigation incidental to our business. In our opinion, the resolution of such litigation is not expected to have a material adverse effect on our financial condition or results of operations.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We've included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. Ernst & Young LLP is located at 200 Clarendon Street, Boston, Massachusetts.

LEGAL MATTERS

Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Certificates, as well as matters relating to the Federal securities laws, have been passed upon by Bernard R. Beckerlegge, General Counsel. In addition, certain matters relating to the Federal securities laws have been passed upon by Jorden Burt Boros Cicchetti Berenson & Johnson LLP as our Special Counsel.

Report of Independent Auditors

The Board of Directors

Keyport Life Insurance Company

We have audited the consolidated balance sheets of Keyport Life Insurance Company as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Boston, Massachusetts

January 29, 2001

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEET

(in thousands)

	December 31,
ASSETS	2000	1999

Cash and investments:
Fixed maturities available for sale (amortized cost: 2000 - $10,728,519;
1999 - $10,846,403)	$10,668,288	$10,516,094
Equity securities (cost: 2000 - $71,489; 1999 - $30,964)	76,427	37,933
Mortgage loans	9,433	12,125
Policy loans	620,824	599,478
Other invested assets	783,043	882,318
Cash and cash equivalents	1,728,279	1,075,903
Total cash and investments	13,886,294	13,123,851

Accrued investment income	163,474	161,976
Deferred policy acquisition costs	547,901	739,194
Income taxes recoverable	-	34,771
Intangible assets	15,570	16,826
Receivable for investments sold	90,545	2,683
Other assets	91,742	53,536
Separate account assets	4,212,488	3,363,140

Total assets	$19,008,014	$17,495,977

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
Policy liabilities	$11,968,489	$12,109,628
Income taxes payable	9,954	-
Deferred income taxes	161,615	267,966
Payable for investments purchased and loaned	1,364,531	754,878
Other liabilities	56,403	49,149
Separate account liabilities	4,166,787	3,300,968
Total liabilities	17,727,779	16,482,589

Stockholder's equity:
Common stock, $1.25 par value; authorized 8,000 shares;
issued and outstanding 2,412 shares	3,015	3,015
Additional paid-in capital	505,933	505,933
Retained earnings	797,606	665,055
Accumulated other comprehensive loss	(26,319)	(160,615)
Total stockholder's equity	1,280,235	1,013,388

Total liabilities and stockholder's equity	$19,008,014	$17,495,977

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED INCOME STATEMENT

(in thousands)

	Year ended December 31,
	2000	1999	1998

Revenues:
Net investment income, including distributions from private equity limited partnerships	$ 856,808	$ 805,216	$ 815,226
Interest credited to policyholders	539,643	526,574	562,238
Investment spread	317,165	278,642	252,988
Net realized investment (losses) gains	(35,796)	(41,510)	785
Net change in unrealized and undistributed gains in private equity limited partnerships	31,604	-	-
Fee income:
Surrender charges	24,266	17,730	17,487
Separate account income	43,518	33,485	20,589
Management fees	11,874	8,931	4,760
Total fee income	79,658	60,146	42,836

Expenses:
Policy benefits	4,997	3,603	2,880
Operating expenses	70,542	54,424	53,544
Amortization of deferred policy acquisition costs	116,123	97,359	77,410
Amortization of intangible assets	1,256	1,256	1,256
Total expenses	192,918	156,642	135,090

Income before income taxes	199,713	140,636	161,519
Income tax expense	57,128	45,977	52,919

Net income	$ 142,585	$ 94,659	$ 108,600

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

(in thousands)

				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total

Balance, December 31, 1997	$3,015	$505,933	$511,796	$ 82,277	$1,103,021

Comprehensive income (loss)
Net income	-	-	108,600	-	108,600
Other comprehensive income, net of tax
Net unrealized investment losses	-	-	-	(56,024)	(56,024)
Comprehensive income					52,576
Dividends paid to Parent	-	-	(20,000)	-	(20,000)

Balance, December 31, 1998	3,015	505,933	600,396	26,253	1,135,597

Comprehensive income (loss)
Net income	-	-	94,659	-	94,659
Other comprehensive loss,
net of tax
Net unrealized investment losses	-	-	-	(186,868)	(186,868)
Comprehensive loss					(92,209)

Dividends paid to Parent	-	-	(30,000)	-	(30,000)

Balance, December 31, 1999	3,015	505,933	665,055	(160,615)	1,013,388

Comprehensive income (loss)
Net income	-	-	142,585	-	142,585
Other comprehensive loss,
net of tax
Net unrealized investment gains	-	-	-	134,296	134,296
Comprehensive income					276,881

Dividends paid to Parent	-	-	(10,034)	-	(10,034)

Balance, December 31, 2000	$3,015	$505,933	$797,606	$ (26,319)	$1,280,235

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2000	1999	1998

Cash flows from operating activities:
Net income	$ 142,585	$ 94,659	$ 108,600
Adjustments to reconcile net income to net cash
provided by operating activities:
Interest credited to policyholders	539,643	526,574	562,238
Net realized investment losses (gains)	35,796	41,510	(785)
Net change in unrealized and undistributed
gains in private equity limited partnerships	(31,604)	-	-
Net amortization on investments	59,836	79,508	75,418
Change in deferred policy acquisition costs	9,023	(17,446)	(24,193)
Change in current and deferred income taxes	5,783	53,060	1,112
Net change in other assets and liabilities	22,487	2,876	(53,786)
Net cash provided by operating activities	783,549	780,741	668,604

Cash flows from investing activities:
Investments purchased - available for sale	(3,802,286)	(4,835,872)	(6,789,048)
Investments sold - available for sale	2,877,082	4,322,679	5,405,955
Investments matured - available for sale	894,779	823,252	1,273,478
Increase in policy loans	(21,346)	(20,708)	(24,089)
Decrease in mortgage loans	2,692	42,992	5,545
Other invested assets sold (purchased), net	8,336	(17,344)	16,442
Value of business acquired, net of cash	-	-	(3,999)
Net cash (used in) provided by
investing activities	(40,743)	314,999	(115,716)

Cash flows from financing activities:
Withdrawals from policyholder accounts	(2,249,950)	(2,108,889)	(1,690,035)
Deposits to policyholder accounts	1,569,168	894,414	1,224,991
Dividends paid to Parent	(10,034)	(30,000)	(20,000)
Net change in securities lending	600,386	505,013	(510,566)
Net cash used in
financing activities	(90,430)	(739,462)	(995,610)

Change in cash and cash equivalents	652,376	356,278	(442,722)
Cash and cash equivalents at beginning of year	1,075,903	719,625	1,162,347

Cash and cash equivalents at end of year	$ 1,728,279	$ 1,075,903	$ 719,625

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

1. Accounting Policies

Organization

Keyport Life Insurance Company offers a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide-ranging network of banks, agents and security dealers throughout the United States.

The Company is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation

The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Benefit Life Insurance Company ("Keyport Benefit"), Liberty Advisory Services Corp. and Keyport Financial Services Corp. (collectively, the "Company").

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP), which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and aftertax unrealized gains and losses (net of adjustments to deferred policy acquisition costs) are reported as a separate component of accumulated other comprehensive income (loss). The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of deferred policy acquisition costs.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

For the mortgage-backed bond portion of the fixed-maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income.

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest.

Partnerships, which are included in other invested assets, are accounted for on either the cost method or equity method. The equity method of accounting is used for all partnerships in which the Company has an ownership interest in excess of 3%.

The net change in unrealized and undistributed gains in private equity limited partnerships primarily represents increases in the fair value of the underlying investments of the private equity limited partnerships that are accounted for under the equity method. This change in unrealized and undistributed gains is recorded net of the related amortization of deferred policy acquisition costs of $58.7 million for the year ended December 31, 2000. The net amounts realized, which are recognized in investment income, were $13.3 million for the year ended December 31, 2000. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis. The corresponding amounts in 1999 and 1998 were insignificant. Partnership investments totaled $439.0 million ($348.7 million excluding the net change in unrealized and undistributed gains in private equity limited partnerships) and $180.7 million at December 31, 2000 and 1999, respectively.

Derivatives

The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options and futures on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

The Company utilizes interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed-rate assets with interest rates credited to policyholders. The Company also utilizes total return swaps to hedge the value of certain separate account liabilities. A total return swap is an agreement to exchange payments based upon an underlying notional balance and changes in variable-rate and total-return indices.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional balance) to hedge against rising interest rates.

Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest rate or price risk, designates the instruments as hedges, and assesses whether the instruments reduce the indicated risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period. From time to time, interest rate swap agreements, cap agreements and call options are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Conversely, if the terminated position was not accounted for as a hedge, or if the assets and liabilities that were hedged no longer exist, the position is "marked to market," and realized gains or losses are immediately recognized in income.

The net differential to be paid or received on interest rate swap agreements is recognized as a component of net investment income. The net differential to be paid or received on total return swaps is recognized as a component of separate account income. Premiums paid for interest rate cap agreements are deferred and amortized into net investment income on a straight-line basis over the terms of the agreements. The unamortized premium is included in other invested assets. Amounts earned on interest rate cap agreements are recorded as an adjustment to net investment income. Interest rate swap and cap agreements hedging investments designated as available for sale are adjusted to fair value, with the resulting unrealized gains and losses, net of tax, included in accumulated other comprehensive income. Total return swap agreements hedging certain separate account liabilities are adjusted to fair value, with the resulting unrealized gain/loss, net of tax, included in accumulated other comprehensive income (loss).

Premiums paid on call options are amortized into net investment income over the terms of the contracts. The call options are included in other invested assets and are carried at amortized cost plus intrinsic value, if any, of the call options as of the valuation date. Changes in intrinsic value of the call options are recorded as an adjustment to interest credited to policyholders. Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Call options and futures that do not qualify as hedges are carried at fair value; changes in value are immediately recognized in income.

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single-premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

Deferred Policy Acquisition Costs

Deferred policy acquisition costs relate to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread and expense margins not exceeding ten years for annuities and 25 years for life insurance.

Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on available for sale fixed-maturity securities. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Deferred policy acquisition costs were increased by $43.6 million and $235.7 million at December 31, 2000 and 1999, respectively, relating to this adjustment.

Intangible Assets

Intangible assets consist of goodwill arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis ranging from ten to 25 years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuities, variable life policies and certain separate institutional accounts are segregated in separate accounts. Separate account assets consist principally of investments in mutual funds and fixed maturities and are carried at fair value. Investment income and changes in mutual fund asset values are allocated to the policyholders and, therefore, do not affect the operating results of the Company. The Company earns separate account fees for providing administrative services and bearing the mortality risk related to these contracts. The difference between investment income and interest credited on the institutional accounts is reported as separate account fee income.

As of December 31, 2000 and 1999, the Company also classified $45.7 million and $62.2 million, respectively, of investments in certain mutual funds sponsored by affiliates of the Company as separate account assets.

Policy Liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single-premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

Effective July 18, 1997, due to changes in ownership of Liberty Financial, the Company is no longer included in the consolidated federal income tax return of Liberty Mutual. The Company will be eligible to file a consolidated federal income tax return with Liberty Financial in 2002. In 1998, the Company began filing a consolidated federal income tax return with its life insurance subsidiaries, Independence Life and Keyport Benefit. In 1999, Liberty Advisory Services Corp. ("LASC") and Keyport Financial Services Corp. ("KFSC") began filing consolidated federal and state income tax returns.

The Company and its life insurance subsidiaries have a tax-sharing agreement that allocates income taxes to the Company and its subsidiaries as if each entity were to file separate income tax returns. Tax benefits resulting from losses are paid to the extent such losses are utilized in the consolidated income tax return. LASC and KFSC also have a tax-sharing agreement with the same terms as those outlined above.

Cash Equivalents

Short-term investments having a maturity of three months or less when purchased are classified as cash equivalents.

Recent Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This statement amended SFAS No. 133 to defer its effective date one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" - an amendment of SFAS No. 133. This statement makes certain changes in the hedging provisions of SFAS No. 133 and is effective concurrent with SFAS No. 133 (collectively hereafter referred to as the "Statement"). The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

The Company estimates that the cumulative effect of adopting at January 1, 2001, reported after tax and net of related effects of deferred policy acquisition costs, will decrease net income and stockholder's equity by $55.0 million. The adoption of the Statement may increase volatility in reported income due to the requirement to mark all derivatives to fair value and the definition of an effective hedging relationship under the Statement as opposed to certain hedges the Company believes are effective economic hedges. The Company believes that it will continue to utilize its current risk management philosophy, which includes the use of derivative instruments.

2. Acquisition

On January 2, 1998, the Company acquired the common stock of American Benefit Life Insurance Company, renamed Keyport Benefit Life Insurance Company on March 31, 1998, a New York insurance company, for $7.4 million. The acquisition was accounted for as a purchase and, accordingly, operating results are included in the consolidated financial statements from the date of acquisition. In connection with the acquisition, the Company acquired assets with a fair value of $9.4 million and assumed liabilities of $3.2 million. Subsequent to the acquisition, the Company has made additional capital contributions to Keyport Benefit amounting to $57.5 million.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

3. Investments

Fixed Maturities

The amortized cost, gross unrealized gains and losses, and fair value of fixed-maturity securities are as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 2000	Cost	Gains	Losses	Fair Value

U.S. Treasury securities	$ 40,243	$ 1,711	$ (111)	$ 41,843
Mortgage-backed securities of U.S.
government corporations and
agencies	893,123	16,219	(5,401)	903,941
Debt securities issued by foreign
governments	102,180	632	(265)	102,547
Corporate securities	5,597,632	88,876	(215,877)	5,470,631
Other mortgage-backed securities	2,403,173	74,566	(17,698)	2,460,041
Asset-backed securities	1,683,361	20,716	(21,753)	1,682,324
Senior secured loans	8,807	-	(1,846)	6,961

Total fixed maturities	$10,728,519	$202,720	$(262,951)	$10,668,288

		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 1999	Cost	Gains	Losses	Fair Value

U.S. Treasury securities	$ 70,048	$ 4,174	$ (5,010)	$ 69,212
Mortgage-backed securities of U.S.
government corporations and
agencies	1,166,537	15,602	(29,561)	1,152,578
Debt securities issued by foreign
governments	169,396	17,775	(8,966)	178,205
Corporate securities	5,274,388	96,948	(283,305)	5,088,031
Other mortgage-backed securities	2,325,678	21,741	(94,757)	2,252,662
Asset-backed securities	1,794,814	5,905	(67,948)	1,732,771
Senior secured loans	45,542	10	(2,917)	42,635

Total fixed maturities	$10,846,403	$162,155	$(492,464)	$10,516,094

At December 31, 2000 and 1999, gross unrealized gains on equity securities and investments in separate accounts aggregated $13.4 million and $17.5 million, and gross unrealized losses aggregated $7.9 million and $0.9 million, respectively.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

The change in net unrealized investment gains (losses) on securities included in other comprehensive income in 2000, 1999 and 1998 include: gross unrealized gains (losses) on securities of $213.4 million, $(473.9) million and $(182.2) million, respectively, reclassification adjustments for realized investment losses into net income of $45.9 million, $53.5 million and $3.5 million, respectively, and adjustments to deferred policy acquisition costs of $(192.3) million, $302.0 million and $92.5 million, respectively. The above amounts are shown before income tax (benefit) expense of $(67.3) million, $68.5 million and $(30.2) million, respectively. The 2000 and 1999 income tax (benefit) expense recorded in other comprehensive income includes a change in the valuation allowance of $(90.7) million and $109.9 million, respectively, related to unrealized capital losses on available for sale securities.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 2000. At December 31, 2000, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

At December 31, 2000, $1.3 billion of fixed maturities were below investment grade.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 2000 are as follows (in thousands):

	Amortized	Fair
December 31, 2000	Cost	Value

Due in one year or less	$ 130,983	$ 127,869
Due after one year through five years	2,138,386	2,134,503
Due after five years through ten years	1,945,246	1,909,597
Due after ten years	1,534,247	1,450,013
	5,748,862	5,621,982
Mortgage and asset-backed securities	4,979,657	5,046,306

	$10,728,519	$10,668,288

Actual maturities may differ because borrowers may have the right to call or prepay obligations.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):

Year Ended December 31,	2000	1999	1998

Fixed maturities	$807,884	$814,701	$810,521
Mortgage loans and other invested assets	85,717	28,364	18,238
Policy loans	36,985	36,306	33,251
Equity securities	276	1,513	4,369
Cash and cash equivalents	27,368	20,822	38,269
Gross investment income	958,230	901,706	904,648
Investment expenses	(21,014)	(19,300)	(17,342)
Amortization of options and interest rate caps	(80,408)	(77,190)	(72,080)

Net investment income	$856,808	$805,216	$815,226

As of December 31, 2000 and 1999, the carrying value of nonincome-producing fixed-maturity investments was $24.4 million and $22.6 million, respectively.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

Year Ended December 31,	2000	1999	1998

Fixed maturities available for sale:
Gross gains	$ 35,430	$ 48,066	$ 72,119
Gross losses	(70,474)	(79,825)	(59,730)
Other than temporary declines in value	(16,731)	(18,276)	(28,322)
	(51,775)	(50,035)	(15,933)
Equity securities	-	-	14,754
Investments in separate accounts	4,386	-	93
Other invested assets	1,497	(3,457)	(2,397)
Gross realized investment losses	(45,892)	(53,492)	(3,483)

Amortization adjustments of deferred policy acquisition costs	10,096	11,982	4,268

Net realized investment (losses) gains	$(35,796)	$(41,510)	$ 785

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

4. Derivatives

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

			Assets (Liabilities)
			Carrying	Fair	Carrying
	Notional Amounts		Value	Value	Value	Fair Value
December 31	2000	1999	2000	2000	1999	1999

Interest rate swaps	$2,797,750	$2,917,250	$ (33,450)	$(33,450)	$ 41,405	$ 41,405
Total return swaps	1,031,595	500,000	23,936	23,936	37,778	36,326
Interest rate cap agreements	-	50,000	-	-	-	-
S&P 500 Index call options	-	-	337,712	358,164	701,067	803,144

The interest rate and total return swap agreements expire in 2001 through 2029. The interest rate cap agreement expired in 2000. The S&P 500 call options and futures maturities range from 2001 to 2008.

At December 31, 2000 and 1999, the Company had approximately $111.1 million and $128.7 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options and futures contracts are based on quoted market prices.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

5. Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

	Year ended December 31,
	2000	1999	1998

Current	$ 96,219	$(10,310)	$12,150
Deferred	(29,667)	56,287	40,769
Valuation allowance	(9,424)	0	0

	$ 57,128	$ 45,977	$52,919

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

5. Income Taxes (continued)

A reconciliation of income tax expense, with the expected federal income tax expense computed at the applicable federal income tax rate of 35%, is as follows (in thousands):

	Year ended December 31,
	2000	1999	1998

Expected income tax expense	$ 69,899	$49,223	$56,532
Increase (decrease) in income taxes resulting from:
Nontaxable investment income	(2,704)	(2,111)	(2,152)
Amortization of goodwill	440	440	440
Change in valuation allowance	(9,424)
Other, net	(1,083)	(1,575)	(1,901)

Income tax expense	$ 57,128	$45,977	$52,919

The components of deferred income taxes are as follows (in thousands):

	December 31,
	2000	1999

Deferred tax assets:
Policy liabilities	$ 65,635	$ 85,197
Guaranty fund expense	2,346	2,071
Net operating loss carryforwards	1,108	1,108
Deferred fees	2,433	3,406
Net unrealized capital losses	19,155	109,900
Other	-	183
	90,677	201,865
Valuation allowance	(9,730)	(109,900)
Total deferred tax assets	80,947	91,965

Deferred tax liabilities:
Deferred policy acquisition costs	(160,089)	(231,309)
Excess of book over tax basis of investments	(72,861)	(119,814)
Separate account assets	(2,476)	(5,767)
Deferred loss on interest rate swaps	-	(152)
Other	(7,136)	(2,889)
Total deferred tax liabilities	(242,562)	(359,931)

Net deferred tax liability	$(161,615)	$(267,966)

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

5. Income Taxes (continued)

As of December 31, 2000, the Company had $54.7 million of net unrealized capital losses in its available for sale portfolio. Under federal tax law, utilization of these capital losses, when realized, is limited to use as an offset against past or future capital gains. A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. As of December 31, 2000, the $19.1 million deferred tax asset for these unrealized losses has been reduced by a valuation allowance of $9.7 million. The Company released $9.4 million of the valuation allowance through income from operations during 2000 due to capital gain income recognized in 2000. As of December 31, 2000, the Company had approximately $3.2 million of purchased net operating loss carryforwards (relating to the acquisition of Independence Life). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to $1.5 million per year. The Company believes that it will realize the benefit of this item and its remaining deferred tax assets.

Income taxes paid were $51.5 million in 2000 and $21.5 million in 1998, while income taxes refunded were $7.5 million in 1999.

6. Retirement Plans

Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment and the employee's estimated social security retirement benefit. The Company also has an unfunded nonqualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan (the "Plans") to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist principally of investments in certain mutual funds sponsored by an affiliated company.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

6. Retirement Plans (continued)

The following table sets forth the Plans' funded status (in thousands):

	December 31,
	2000	1999
Change in benefit obligation
Benefit obligation at beginning of year	$13,830	$15,282
Service cost	734	1,017
Interest cost	1,184	1,065
Actuarial (gain) loss	879	(3,167)
Benefits paid	(353)	(367)

Benefit obligation at end of year	$16,274	$13,830

Change in plan assets
Fair value of plan assets at beginning of year	$ 9,761	$ 8,390
Actual return on plan assets	53	1,377
Employer contribution	376	361
Benefits paid	(353)	(367)

Fair value of plan assets as end of year	$ 9,837	$ 9,761

Projected benefit obligation in excess of the Plans' assets	$ 6,437	$ 4,069
Unrecognized net actuarial gain (loss)	(529)	1,126
Prior service cost not yet recognized in net periodic pension cost	(97)	(115)

Accrued pension cost	$ 5,811	$ 5,080

	Year ended December 31,
	2000	1999	1998

Pension cost consists of:
Service cost benefits earned during the period	$ 734	$1,017	$ 921
Interest cost on projected benefit obligation	1,184	1,065	960
Expected return on Plan assets	(829)	(724)	(610)
Net amortization and deferred amounts	18	143	53

Total net periodic pension cost	$1,107	$1,501	$1,324

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

6. Retirement Plans (continued)

The assumptions used to develop the accrued pension obligation and pension cost are as follows:

	2000	1999	1998

Discount rate	7.75%	7.75%	6.75%
Rate of increase in compensation level	4.50	4.50	4.75
Expected long-term rate of return on assets	9.00	9.00	9.00

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. Expenses related to these defined contribution plans totaled $0.9 million in 2000, 1999 and 1998.

7. Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. The aggregate fair-value amounts presented herein do not necessarily represent the underlying value of the Company, and, accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair-value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

Fixed maturities and equity securities: Fair values for fixed-maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans is determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans: The carrying value of policy loans approximates fair value.

Other invested assets: With the exception of call options, the carrying value for assets classified as other invested assets in the accompanying consolidated balance sheet approximates their fair value. Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

7. Fair Value of Financial Instruments (continued)

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Separate accounts, assets and liabilities: The estimated fair value of assets held in separate accounts is based on quoted market prices. The fair value of liabilities related to separate accounts is the amount payable on demand, which includes surrender charges.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

	December 31,		December 31,
	2000		1999
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets:
Fixed-maturity securities	$10,668,288	$10,668,288	$10,516,094	$10,516,094
Equity securities	76,427	76,427	37,933	37,933
Mortgage loans	9,433	10,496	12,125	13,492
Policy loans	620,824	620,824	599,478	599,478
Other invested assets	783,043	808,495	882,318	984,395
Cash and cash equivalents	1,728,279	1,728,279	1,075,903	1,075,903
Separate accounts	4,212,488	4,212,488	3,363,140	3,363,140
Liabilities:
Policy liabilities	9,850,915	9,460,316	10,015,123	9,306,813
Separate accounts	4,166,787	4,166,787	3,300,968	3,300,968

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

8. Quarterly Financial Data (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands):

		2000 Quarters
	March 31	June 30	September 30	December 31

Net investment income, including
distributions from private equity
limited partnerships	$204,724	$215,224	$212,896	$223,964
Interest credited to policyholders	127,289	133,226	135,758	143,370
Investment spread	77,435	81,998	77,138	80,594
Net realized investment losses	(7,708)	(9,570)	(12,358)	(6,160)
Net change in unrealized and
undistributed gains in private equity
limited partnerships	14,983	7,462	5,895	3,264
Fee income	18,162	19,433	20,816	21,247
Pretax income	58,397	49,105	46,371	45,840
Net income	38,150	32,524	36,614	35,297

		1999 Quarters
	March 31	June 30	September 30	December 31

Net investment income	$204,925	$195,730	$196,724	$207,837
Interest credited to policyholders	134,778	129,409	131,301	131,086
Investment spread	70,147	66,321	65,423	76,751
Net realized investment gains (losses)	(3,094)	(11,357)	(12,331)	(14,728)
Fee income	12,084	14,673	15,962	17,427
Pretax income	39,899	31,887	31,449	37,401
Net income	26,005	20,786	22,129	25,739

The Company has restated its first and second quarter results of operations and related unaudited quarterly financial statements to reflect the after-tax net change in unrealized and undistributed gains in private equity limited partnerships. The net increase in net income resulting from such changes was $9.7 million for the quarter ended March 31, 2000 and $4.9 million for the quarter ended June 30, 2000. The corresponding amounts in 1999 were insignificant.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

9. Statutory Information

The Company's primary insurance company, Keyport Life Insurance Company, is domiciled in the State of Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and capital and statutory net (loss) income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions and income tax expense reflects only taxes paid or currently payable. The Company's statutory surplus and net income (loss) are as follows (in thousands):

	Year ended December 31,
	2000	1999	1998

Statutory surplus and capital	$805,235	$877,821	$790,935
Statutory net (loss) income	(5,877)	116,289	98,894

10. Transactions with Affiliated Companies

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 2000, 1999 and 1998. These reimbursements included corporate, general and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7.5 million, $7.7 million and $7.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. In addition, certain affiliated companies distribute the Company's products and were paid $39.4 million, $18.3 million and $10.0 million by the Company for the years ended December 31, 2000, 1999 and 1998, respectively.

The Company is contingently liable for certain structured settlement payments being made under single-premium immediate annuities issued by Liberty Life Assurance Company. The Company is also party to guaranty agreements with its subsidiaries, Independence Life and Keyport Benefit, whereby it guarantees obligations for certain insurance polices or annuity contracts.

Dividend payments to Liberty Financial from the Company are governed by insurance laws that restrict the maximum amount of dividends that may be paid without prior approval of the State of Rhode Island Insurance Department. As of December 31, 2000, the maximum amount of dividends (based on statutory surplus and statutory net gains from operations) which may be paid by Keyport without such approval was approximately $51.3 million.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies

Leases

The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2008. Rental expense (in thousands) amounted to $6,536, $5,850 and $4,721 for the years ended December 31, 2000 1999 and 1998, respectively. The following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 2000 (in thousands):

Year	Payments

2001	$7,184
2002	6,697
2003	5,745
2004	4,341
2005	4,258
Thereafter	8,688

Legal Matters

The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate, and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. At December 31, 2000 and 1999, the reserve for such assessments was $6.7 million and $5.9 million, respectively.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies (continued)

Other

On November 1, 2000, Liberty Financial announced that it has retained an investment banking firm to review its strategic alternatives, including a possible sale of the Company. To help retain its employees during this strategic review, the Company implemented a special compensation plan that provides cash retention bonuses to substantially all employees. The Company recorded a $2.0 million charge in 2000 relating to this plan. The retention bonuses are generally based on employees' base salary and/or target incentive compensation amounts, except for sales personnel, where retention bonuses are based on sales. The estimated maximum cost of the retention bonuses, assuming all covered employees remain with the Company, is approximately $28.0 million, with fifty percent payable on November 1, 2001 and the remainder payable on April 1, 2002. In the event of a change of control of the Company that occurs prior to November 1, 2001, the payments would be accelerated and the retention bonus amount would be reduced, subject to a minimum. The estimated minimum retention bonus is approximately $17.0 million and would be recognized if a change of control occurs as of May 14, 2001. The amount of the retention bonus increases from the minimum on May 14, 2001 to the maximum on October 31, 2001. In calculating the 2000 expense of $2.0 million, a turnover rate of 15% was assumed.

APPENDIX A

FORMULA FOR INDEX INCREASES AND/OR DECREASES, AND ILLUSTRATION OF INDEX INCREASES AND INDEX DECREASES

The Certificate provides that we will calculate the Index Increase or Index Decrease on each Sub-account Anniversary. On the first Sub-account Anniversary in a Term, the formula for the Index Increase or Decrease, if any, is:

A x ((C-D)/D x (E/F) x G

This calculation provides the proportionate credit for any change in the S&P 500 Index from its value at the beginning of the Term to its value on the first Sub-account Anniversary.

For every Sub-account Anniversary after the first in a Term, the calculation of the Index Increases or Index Decreases, if any, is the sum of two parts:

Part 1 represents the proportionate credit for an increase (if any) in the S&P 500 Index from its prior highest Sub-account Anniversary value to its value on the current Sub-account Anniversary. The formula for Part 1 is:

A x ((C-B)/D) x (E/F) x G

Part 2 represents the proportionate credit for an increase(s) or decrease(s) (if any) in the S&P 500 Index occurring on a prior Sub-account Anniversary(ies). The formula for Part 2 is:

A x ((B-D)/D) x (1/F) x G

where:
A	is the Participation Rate for the Term
B

is the highest S&P 500 Index Value on all Sub-account Anniversaries, excluding the S&P 500 Index value at the beginning of the Term and on the current Sub-account Anniversary. The value of B can never be less than the Minimum S&P 500 Index Value nor greater than the Maximum S&P 500 Index value. The Minimum S&P 500 Index Value and the Maximum S&P 500 Index Value are defined below.

C	is the value of the S&P 500 Index on the current Sub-account Anniversary, not less than B or greater than the Maximum S&P 500 Index Value for the Term.
D	is the S&P 500 Index value at the beginning of the Term
E	is the number of completed Sub-account Years in the Term
F	is the total number of Sub-account Years in the Term
G

is the smaller of the Indexed Value at the beginning of the term and the Indexed Value (prior to the crediting of any Index Increases and/or Decreases) on any Sub-account Anniversary in the Term, including the current Sub-account Anniversary

The Minimum S&P 500 Index Value and the Maximum S&P 500 Index Value are defined as follows:

Minimum S&P 500 Index Value = [(Floor / Participation Rate for Term) + 1] x [Beginning of Term S&P 500 Index Value]

Maximum S&P 500 Index value = [(Cap / Participation Rate for Term) + 1] x [Beginning of Term S&P 500 Index Value]

Using the assumptions below, we have prepared the following six illustrations using different assumptions as to changes in the S&P 500 Index value during the course of the Term. These assumptions and illustrations are not and are not intended as predictions of changes in the S&P index during the course of any term. The S&P 500 Index may rise or fall during the course of a term, and at the end of a term the S&P 500 Index value may be higher of lower than at the beginning of the term. We make no predictions, representations, or guarantees as to future changes in the S&P 500 Index. These values are based on the assumption that no partial surrenders are made.

Illustration No. 1

Assumptions:

Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	[(80%/80%) + 1] x 500 = 1,000
Floor	=	0%
Minimum S&P 500 Index Value	=	[(0%/80%) + 1] x 500 = 500
End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	600	20%	500	600	$ 3,200	N/A	$103,200.00
2	690	38%	600	690	$ 5,760	$ 3,200	$112,160.00
3	775	55%	690	775	$ 8,160	$ 6,080	$126,400.00
4	900	80%	775	900	$16,000	$ 8,800	$151,200.00
5	1035	107%	900	1,000	$16,000	$12,880	$180,000.00
*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 2

Assumptions:
Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	1,000
Floor	=	-5%
Minimum S&P 500 Index Value	=	468.75

End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	450	-10%	468.75	468.75	-1,000.00	N/A	$ 99,000.00
2	425	-15%	468.75	468.75	0.00	-990.00	$ 98,010.00
3	450	-10%	468.75	468.75	0.00	-980.10	$ 97,029.90
4	430	-14%	468.75	475.00	0.00	-970.30	$ 96,059.60
5	400	-20%	468.75	475.00	0.00	-960.60	$ 95,099.00

*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 3

Assumptions:
Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	1,000
Floor	=	-10%
Minimum S&P 500 Index Value	=	437.50
End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	450	-10%	437.50	450.00	-1,600.00	N/A	$ 98,400.00
2	485	-3%	450.00	485.00	2,204.16	-1,574.40	$ 99,029.76
3	500	0%	485.00	500.00	1,416.96	-472.32	$ 99,974.40
4	520	4%	500.00	520.00	2,519.04	0.00	$102,493.44
5	550	10%	520.00	550.00	4,723.20	629.76	$107,846.40
*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 4

Assumptions:
Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	1,000
Floor	=	none
Minimum S&P 500 Index Value	=	unlimited
End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	450	-10%	<1,000	450	-1,600.00	N/A	$ 98,400.00
2	425	-15%	450	450	0.00	-1,574.40	$ 96,825.60
3	450	-10%	450	450	0.00	-1,549.21	$ 95,276.39
4	475	-5%	450	475	3,048.84	-1,524.42	$ 96,800.81
5	400	-20%	475	475	0.00	-762.21	$ 96,038.60
*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 5

Assumptions:
Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	1,000
Floor	=	-5%
Minimum S&P 500 Index Value	=	468.75
End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	450	-10%	468.75	468.75	-1,600.00	N/A	$ 99,000.00
2	425	-15%	468.75	468.75	0.00	-990.00	$ 98,010.00
3	450	-10%	468.75	468.75	0.00	-980.10	$ 97,029.90
4	475	-5%	475.00	475.00	776.24	-970.30	$ 96,835.84
5	400	-20%	475.00	475.00	0.00	-774.69	$ 96,061.15
*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 6

Assumptions:
Term Length (Years)	=	5
Beginning Indexed Value	=	$100,000
Beginning S&P 500 Index Value	=	500
Participation Rate	=	80%
Cap	=	80%
Maximum S&P 500 Index Value	=	1,000
Floor	=	none
Minimum S&P 500 Index Value	=	unlimited
End	Value	Change	Value	Value	Value	Value
of	of	in	of	of	of	of	Indexed
Year	INDEX	INDEX	B*	C	Part 1	Part 2	Value
0	500						$100,000.00
1	650	30%	<1,000	650	4,800	N/A	$104,800.00
2	485	-3%	650	650	0	4,800	$109,600.00
3	475	-5%	650	650	0	4,800	$114,400.00
4	450	-10%	650	650	0	4,800	$119,200.00
5	430	-14%	650	650	0	4,800	$124,000.00
*	Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

APPENDIX B

CALCULATION OF THE DEATH BENEFIT

In calculating the Death Benefit of an Index Sub-account, the Certificate provides for the recalculation of the applicable Index Increase or Decrease. Set forth below is the formula for calculating the Death Benefit of an Index Sub-account and the factors specified in the Certificate for recalculating the applicable Index Increase or Index Decrease.

If the Floor is greater than 0%, the Death Benefit is the greater of the Indexed Value as of the date of death less any subsequent partial surrenders, and the Surrender Value.

In all other situations, the Death Benefit is the greater of (a) minus (b), and the Surrender Value where:
(a)

is the Indexed Value at the start of the Sub-account year in which death occurs, with the applicable Index Increase or Index Decrease (see "Appendix A") recalculated as follows: "E" is equal to "F" and "(B-D)" is multiplied by the sum of 1.0 plus the number of Sub-account years from the start of such year to the end of the Term; and

(b)	is the sum of any partial surrenders since the start of such year.

In either case, if death occurs in the last year of a Term and the surrender occurs after the end of the Term, the death benefit is equal to the greater of the Indexed Value at the end of such Term, less any subsequent partial surrenders, and the Surrender Value.

APPENDIX C

SCHEDULE OF STATE PREMIUM TAXES

	Tax Rate for	Tax Rate For
State	Non-Tax Qualified	Tax-Qualified
	Contracts/Certificates	Contracts/Certificates

California	2.35%	0.50%
Kentucky	2.00	2.00
Maine	2.00	0.00
Nevada	3.50	0.00
South Dakota	1.25	0.00
West Virginia	1.00	1.00
Wyoming	1.00	0.00

APPENDIX D

TELEPHONE INSTRUCTIONS

Telephone Transfers of Values of Certificate Owner Account

1. If there are joint Certificate Owners, both must authorize us to accept telephone instructions, but either Certificate Owner may give us telephone instructions.

2. All callers must identify themselves. We reserve the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to our satisfaction.

3. Neither we nor any person acting on our behalf shall be subject to any claim, loss, liability, cost or expense if we or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent. However, we will employ reasonable procedures to confirm that a telephone instruction is genuine and, if we do not, we may be liable for losses due to an unauthorized or fraudulent instruction. You thus bear the risk that an unauthorized or fraudulent instruction we execute may cause the values of a Certificate Owner Account to be lower than it would be had we not executed the instruction.

4. We record all conversations with disclosure at the time of the call.

5. The application for the Certificate may allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as durable in nature and it shall not be affected by your subsequent incapacity, disability, or incompetency. Either we or the authorized person may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until:
o	we receive your written revocation, or
o	we discontinue the privilege, or
o	we receive written evidence that you have entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. If we receive telephone transfer instructions at 800-367-3653 before the 4:00 PM Eastern Time or other close of trading on the New York Stock Exchange ("NYSE") they will be initiated that day based on the unit value prices calculated at the close of that day. We will initiate instructions we receive after the close of trading on the NYSE on the following business day.

8. Once we accept instructions, they may not be canceled.

9. You must make all transfers in accordance with the terms of the Certificate and current prospectus. If your transfer instructions are not in good order, we will not execute the transfer and will notify the caller within 48 hours.

Distributed by:

Keyport Financial Services Corp.

125 High Street, Boston, MA 02110-2712

Issued by:

Keyport Life Insurance Company

125 High Street, Boston, MA 02110-2712

DIA	1712.5/2001